EXECUTION COPY

MERUS LABS INTERNATIONAL INC.

and

NORGINE B.V.

ARRANGEMENT AGREEMENT

May 11, 2017

2

SCHEDULES

ARRANGEMENT AGREEMENT

            THIS AGREEMENT is made as of May 11, 2017,

AMONG:

MERUS LABS INTERNATIONAL INC., a corporation incorporated under the laws of British Columbia

(the “Company”)

AND:

NORGINE B.V., a private company with limited liability incorporated under the laws of the Netherlands, and having trade register number 30127007 and its registered address at Hogehilweg 7, 1101 CA Amsterdam Zuid Oost, the Netherlands

(the “Purchaser”)

            WHEREAS upon the terms and subject to the conditions of this Agreement, the Parties wish to enter into a transaction providing for, among other things, the acquisition by the Purchaser of all of the outstanding Common Shares;

            AND WHEREAS the Board, after consultation with its financial and legal advisors and the Special Committee, has determined that the Arrangement is fair to Common Shareholders and that it is in the best interests of the Company to enter into this Agreement, and has resolved, subject to the terms of this Agreement, to recommend that the Common Shareholders vote in favour of the Arrangement Resolution;

            AND WHEREAS the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Arrangement and also to prescribe various conditions to the Arrangement, in each case, as set out herein;

            NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1        Defined Terms

As used in this Agreement, the following terms (and grammatical variations thereof) have the following meanings:

“Acquisition Proposal” means, at any time after the date of this Agreement and whether or not in writing, other than the Arrangement and the other transactions contemplated by this Agreement or any transaction to which the Purchaser or an affiliate of the Purchaser or any Person acting jointly or in concert with the Purchaser is a party or any transaction involving only the Company and/or one or more of the Company Subsidiaries, any inquiry, offer or proposal with respect to: (i) any direct or indirect acquisition by any Person, or group of Persons, of 20% or more of any class of voting or equity securities of the Company or any of the Company Subsidiaries or securities convertible into or exchangeable or exercisable for such voting or equity securities, representing 20% or more of such class of voting or equity securities then outstanding (assuming, if applicable, the conversion, exchange or exercise of the acquired securities convertible into or exchangeable or exercisable for such voting or equity securities); (ii) any direct or indirect acquisition by any Person or group of Persons of any assets of the Company and/or any one or more of the Company Subsidiaries that individually or in the aggregate represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated annual revenue of the Company and the Company Subsidiaries, in each case taken as a whole (based on the financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record), or any lease, license, royalty, joint venture, long-term supply agreement, liquidation, dissolution or other arrangement having a similar economic effect, whether in a single transaction or a series of related transactions, or any modification or proposed modification of any of the foregoing; (iii) any take-over bid, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any voting or equity securities of the Company or any Company Subsidiary; or (iv) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction involving the Company or any Company Subsidiaries; in each case whether in a single transaction or series of transactions involving the Company or any Company Subsidiaries.

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions.

“Aggregate Consideration” means the aggregate consideration required to acquire all of the Common Shares and to fund the payments to be made in respect of the Company Options and the Company PSUs outstanding as at the Effective Time pursuant to the terms of the Plan of Arrangement.

“Agreement” means this arrangement agreement (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement” means an arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Filings” means the records and information provided to the Registrar under Subsection 292(a) of the BCBCA, together with a copy of the entered Final Order.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by Common Shareholders, substantially in the form set out in Schedule B.

“associate” has the meaning ascribed thereto in the Securities Act.

“Authorization” means with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person that is binding upon or applicable to such Person or its business, assets or securities.

“BCBCA” means the Business Corporations Act (British Columbia).

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” means a statement that the Board has received the Fairness Opinions, and has unanimously, after receiving legal and financial advice, and in consultation with the Special Committee, determined that the Arrangement Resolution is in the best interests of the Company and recommends that Common Shareholders vote in favour of the Arrangement Resolution.

“Breaching Party” has the meaning ascribed thereto in Section 4.9(3) .

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Vancouver, British Columbia, Amsterdam, The Netherlands or London, United Kingdom.

“Change In Recommendation” has the meaning ascribed thereto in Section 7.2(1)(d)(ii) .

“Closing” means the Filing Date.

“Collective Agreements” means any collective bargaining agreements, union agreements, or labour agreements with, or legally binding commitments to, any labour or trade union, employee association or similar entity which impose any obligations upon the Company or any Company Subsidiary.

“Common Shareholders” means any and all of the registered and beneficial holders of the Common Shares, as the context requires.

“Common Shares” means the common shares in the capital of the Company.

“Company Assets” means all of the assets, properties (real or personal), permits, rights, licences, waivers, consents or other privileges (whether contractual or otherwise) of the Company and the Company Subsidiaries.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices, and exhibits to such management information circular, to be sent to Company Securityholders in connection with the Company Meeting, as amended, supplemented, or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser with this Agreement.

“Company Employees” means the officers and employees of the Company and the Company Subsidiaries.

“Company IP” has the meaning ascribed thereto in Section (22)(a) of Schedule C.

“Company Meeting” means the special meeting of Common Shareholders, including any adjournment or postponement of such meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the Company Option Plan.

“Company Option Plan” means the 2011 stock option plan of the Company dated December 19, 2011, as amended by the Board on January 18, 2012, February 25, 2013 and March 13, 2017 and as last approved by the Common Shareholders on March 21, 2017, as such stock option plan may be further amended, restated, approved or otherwise re-approved by the Board or the Common Shareholders, as such may be necessary or desirable for such plan to be compliant with the requirements of the TSX.

“Company Preferred Shares” means the Series A convertible preferred shares in the capital of the Company.

“Company PSU” means the outstanding performance share units issued pursuant to the PSU Plan.

“Company Public Disclosure Record” means all documents filed by the Company on SEDAR and EDGAR on or after October 1, 2016.

“Company Securityholders” means any and all of the Common Shareholders, the Preferred Shareholders, the holders of Company Options, and the holders of the Company PSUs.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company’s Constating Documents” means the certificate of amalgamation dated October 1, 2012, and the notice of articles and articles of the Company and all amendments thereto and restatements thereof.

“Confidentiality Agreement” means the confidentiality agreement dated January 19, 2017, between the Company and the Purchaser.

“Consideration” means $1.65 in cash per Common Share.

“Contract” means any legally binding agreement, commitment, engagement, contract, franchise, licence, lease, obligation, undertaking or joint venture to which the Company or any Company Subsidiary is a party or by which any of them are bound or affected, or to which any of their respective properties or assets is subject.

“Court” means the Supreme Court of British Columbia sitting in Vancouver, British Columbia, or other court as applicable.

“Credit Agreement Termination” has the meaning ascribed thereto in Section 4.5(2) .

“Data Room” means the material contained in the virtual data room established by the Company and made available to the Purchaser as such was constituted at 11:59 p.m. on May 10, 2017, and which at such time contained those documents as are set out in the index appended to the Company Disclosure Letter.

“Depositary” means such Person as the Purchaser may appoint to act as depositary for the Common Shares in relation to the Arrangement, with the approval of the Company, acting reasonably.

“Disclosing Party” has the meaning ascribed thereto in Section 4.7(1) .

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement and the Interim Order.

“Drug Regulatory Law” means all Laws applicable to the researching, testing, development, clinical trial or other investigation, manufacture, storage, packaging, marketing, sale, distribution, import, export, provision, wholesale, use, administration, advertising, labelling, pricing, listing on a Formulary, import or export of a drug product including, without limitation, the Food and Drugs Act (Canada) and its associated regulations (including the Food and Drug Regulations), the Consumer Packaging and Labelling Act and its associated regulations, the Controlled Drugs and Substances Act and its associated regulations, all good manufacturing practices, good clinical practices, good laboratory practices, good pharmacovigilance practices, all Health Canada rules, policies, and guidelines, all federal and provincial laws governing formulary drug products (including the pricing, listing and sale of such products), all applicable industry standards, and all other federal, provincial, state or local laws, rules, regulations and guidelines of a Governmental Entity.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System.

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Employee Plans” means all health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, life or other insurance, share compensation, disability, pension retirement or supplemental retirement plans and other employee or director compensation or benefit plans, policies, programmes, trusts, funds, agreements or arrangements for the benefit of directors or former directors of the Company or any Company Subsidiary, or Company Employees or former Company Employees, which are maintained by or binding upon the Company or any Company Subsidiary or in respect of which the Company or any Company Subsidiary has any actual or potential liability, including the Company Option Plan and the PSU Plan.

“Environmental Laws” means all Laws relating to public health and safety, noise control, pollution, reclamation or the protection of the environment or to the generation, production, installation, use, storage, treatment, transportation, Release or threatened Release of Hazardous Substances, and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

“Existing Credit Agreement” means the First Amended and Restated Credit Agreement dated February 1, 2016 made among the Company, the Lenders from time to time party to the agreement, the Bank of Montreal as Co-Lead Arranger, Sole Bookrunner and Administrative Agent and Canadian Imperial Bank of Commerce as Co-Lead Arranger and Syndication Agent, as amended on December 30, 2016 and as further amended from time to time.

“Fairness Opinions” means the opinion of the Financial Advisors to the effect that, as of the date of this Agreement, the Consideration to be received by the Common Shareholders is fair, from a financial point of view, to such holders.

“Filing Date” has the meaning ascribed thereto in Section 2.8(1) .

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisors” means Rothschild & Co. and Clarus Securities Inc.

“Financing” has the meaning ascribed thereto in Section (7) of Schedule D.

“Financing Documents” has the meaning ascribed thereto in Section (7) of Schedule D.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, taxing authority, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any stock exchange, (iv) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing.

“Hazardous Substances” means any element, waste or other substance, whether natural or artificial, and whether consisting of gas, liquid, solid or vapour, that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive, toxic, a pollutant or a contaminant under or pursuant to any Environmental Laws.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board and adopted in Canada, applicable to the Company at the relevant time.

“Indemnified Persons” has the meaning ascribed thereto in Section 8.7(1) .

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions, improvements, trade secrets, know-how, methods, processes, designs, technology, technical data and documentation relating to any of the foregoing; (iii) copyrights and copyrightable works (including software), copyright registrations, applications for copyright registration and benefits of waivers of moral rights; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs (including industrial designs), design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; and (vii) any other intellectual property.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law(s) (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, award, order, writ, decree, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated, issued, rendered, ordered or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended, unless expressly specified otherwise.

“Leased Real Property” has the meaning ascribed thereto in Section (20) of Schedule C.

“Lenders” has the meaning ascribed thereto in Section (7) of Schedule D.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Losses” has the meaning ascribed thereto in Section 4.5(6) .

“Material Adverse Change” or “Material Adverse Effect” means, any fact or state of facts, circumstance, change, effect, occurrence or event which, individually or in the aggregate with other facts or state of facts, circumstances, changes, effects, occurrences or events that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, liabilities, obligations (whether absolute, accrued, contingent or otherwise), or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole, except to the extent resulting directly or indirectly from or arising in connection with:

(a)	any effect, changes, developments or events generally affecting the pharmaceutical industry or any other industry in which the Company or a Company Subsidiary operates;

(b)

any change, effect or event arising from or out of any change or proposed changes in (or change in or new interpretation of) Laws (including any Laws in respect to Taxes), IFRS or regulatory accounting requirements;

(c)

the failure of the Company or the Company Subsidiaries to meet any internal or published projections, forecast or estimates of, or guidance related to, revenues, earnings, cash flows or other financial metrics before, on or after the date of this Agreement (provided, however, that the facts, circumstances, changes, effects, occurrences or events giving rise to or contributing to the failure (other than those in clauses (a) to (b) above or (d) to (k) below) may constitute, in and of itself and themselves, a Material Adverse Change or Material Adverse Effect and may be taken into consideration when determining whether a Material Adverse Effect has occurred);

(d)	any change in general economic, political, business, regulatory, or market conditions or in national or global financial or capital markets;

(e)	any changes or developments in relation to currency exchange or interest rates;

(f)	any earthquake, hurricane, tornado, tsunami, flood or other natural disaster or outbreak or escalation of hostilities or acts of war (whether or not declared) or act of terrorism;

(g)	the announcement of this Agreement or the pendency of the transactions contemplated hereby;

(h)

any changes in the trading price or trading volumes of the Common Shares or any suspension of trading in securities generally on the TSX or NASDAQ, or any credit rating downgrade, negative outlook, watch or similar event relating to the Company (provided, however, that the causes underlying such changes (other than those in clauses (a) to (g) above or (i) to (k) below) may constitute, in and of itself and themselves, a Material Adverse Change or Material Adverse Effect and may be taken into consideration when determining whether a Material Adverse Effect has occurred);

(i)	any actions taken (or omitted to be taken) by the Company or the Company Subsidiaries at the request or with the prior written consent of the Purchaser;

(j)	any fact, circumstance, change, effect, occurrence or event reasonably foreseeable from the information expressly disclosed in the Company Disclosure Letter; or

(k)	any action that is required pursuant to this Agreement;

provided, however, that (A) with respect to paragraphs (a), (b), (d) and (f) above, such matters will be considered if they have a materially disproportionate effect on the business, operations, assets, liabilities, obligations (whether absolute, accrued, contingent or otherwise), or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole, relative to comparable entities operating in the same business or industries as the Company and the Company Subsidiaries and only to the extent of the materially disproportionate effect; and (B) references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Change or Material Adverse Effect has occurred.

“Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party that: (i) if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect, (ii) relates directly or indirectly to indebtedness (currently outstanding or which may become outstanding) for borrowed money of the Company or any Company Subsidiary in excess of $2 million or to the guarantee by the Company or any of its Subsidiaries of any liabilities or obligations or indebtedness (currently outstanding or which may become outstanding) for borrowed money in excess of $2 million (other than security agreements in respect thereof), in each case, excluding guarantees, intercompany liabilities or obligations between two or more wholly-owned Company Subsidiaries or between the Company and one or more of its wholly owned Company Subsidiaries and further excluding ordinary course endorsements for collection; (iii) provides for the purchase, sale or exchange of, or option to purchase, sell or exchange, any goods, property or services where the purchase or sale price or agreed value or fair market value of such good, property or service exceeds $2 million annually; (iv) that limits or restricts in any material respect (A) the ability of the Company or any Company Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Company or any of the Company Subsidiaries may sell products or deliver services; or (v) is a partnership agreement, joint venture agreement or similar agreement relating to the formation, creation or operation of any partnership or joint venture in which the interest of the Company and/or the Company Subsidiaries exceeds $2 million (book value) and under which the Company or any of its Subsidiaries have any material continuing liability or obligation.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“MI 62-104” means Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids.

“Misrepresentation” has the meaning ascribed thereto under the Securities Act.

“NASDAQ” means The NASDAQ Stock Market.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

“Non-Sale Letter” has the meaning ascribed thereto in Section 8.9.

“officer” has the meaning ascribed thereto in the Securities Act.

“OHSL” means applicable occupational health and safety legislation.

“Order” means, with respect to any Person, any order, writ, injunction, judgement, decree, ruling, settlement or stipulation or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon such Person.

“Ordinary Course” means, with respect to an action taken by the Company, that such action is taken in the ordinary course of the normal day-to-day operations of the business of the Company.

“Outside Date” means September 9, 2017 or such later date as may be agreed to in writing by the Parties, provided that if the Effective Date is not expected to occur by September 9, 2017 as a result of the failure to obtain the Required Regulatory Approval, then either Party may elect, by notice to the other Party prior to September 9, 2017 or, in the case of any subsequent extensions, prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than 15 days, provided that the Outside Date shall not be extended beyond November 9, 2017; provided that notwithstanding the foregoing a Party shall not be permitted to extend the Outside Date if the failure to obtain the Required Regulatory Approval is primarily the result of such Party’s failure to comply with its covenants herein.

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Permitted Liens” means, in respect of the Company or any Company Subsidiary, any one or more of the following: (i) Liens for Taxes which are not due or delinquent or that are being contested in good faith and that have been adequately reserved on the Company’s financial statements; (ii) easements, rights of way, servitudes and similar rights in land that do not materially adversely affect the use of the Company Assets subject thereto; (iii) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Company Assets, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any Company Assets and in respect of which adequate holdbacks are being maintained as required by Law; (iv) Liens incurred, created and granted in the Ordinary Course to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the Company Assets, but only to the extent those liens relate to costs and expenses for which payment is not due; (v) rights reserved or vested in any Governmental Entity to control or regulate the Company Assets in any manner; (vi) Liens granted under, or permitted by, the Existing Credit Agreement, or (vii) any Lien listed in Section 1.1 (Permitted Liens) of the Company Disclosure Letter.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 4.11(1) .

“Preferred Shareholders” means the holders of the Company Preferred Shares.

“Privacy Law” means the Personal Information Protection and Electronic Documents Act (Canada), S.C. 2000, c.5, the Personal Information Protection Act (British Columbia), S.B.C. 2003, c.63, and any comparable Law.

“Proceeding” means any suit, claim, action, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, any court or other Governmental Entity.

“Protective Waivers” has the meaning ascribed thereto in Section (29)(g) of Schedule C.

“PSU Plan” means the 2015 performance share unit plan of the Company effective as of January 23, 2015, and ratified by Common Shareholders on March 26, 2015, as such performance share unit plan may be further amended, restated, approved or otherwise re-approved by the Board or the Common Shareholders, as such may be necessary or desirable for such plan to be compliant with the requirements of the TSX.

“Real Property Lease” has the meaning ascribed thereto in Section (20)(a) of Schedule C.

“Recipient” has the meaning ascribed thereto in Section 4.7(1) .

“Registered IP” has the meaning ascribed thereto in Section (22)(b) of Schedule C.

“Registrar” means the registrar of Companies appointed under the BCBCA.

“Regulatory Approvals” means, any applicable consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required or advisable under Laws in connection with the Arrangement and includes the Required Regulatory Approval.

“Release” means, in relation to a Hazardous Substance, any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement, or introduction of such Hazardous Substance, whether accidental or intentional, into the environment.

“Representatives” has the meaning ascribed thereto in Section 5.1(1) .

“Required Regulatory Approval” means the Spain Competition Clearance.

“Section 4.10 Indemnified Person” shall have the meaning ascribed thereto in Section 4.10.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act (Ontario), R.S.O. 1990, c. s. 5, and all rules, regulations, published notices and instruments thereunder, and all comparable Securities Laws in each of the provinces and territories of Canada.

“Securities Authority” means the Ontario Securities Commission, the SEC, the TSX, NASDAQ and the applicable securities commissions or securities regulatory authority of any province or territory of Canada.

“Securities Laws” means the Securities Act, the U.S. Securities Act and the U.S. Exchange Act.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Canadian Securities Administrators.

“Shares” mean has the meaning ascribed thereto in Section (6) of Schedule C.

“Spain Competition Clearance” means approval of the Arrangement by the Spanish National Markets and Competition Commission or the Arrangement being deemed to have been approved due to the expiry of the relevant waiting periods under the Spanish Act Competition Act 15/2007 on the Defence of Competition.

“Special Committee” means the special committee of members of the Board formed in relation to an acquisition proposal involving the Company.

“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions.

“Superior Proposal” means any bona fide written Acquisition Proposal made by an arm’s length third party other than the Purchaser (or an affiliate of the Purchaser) after the date of this Agreement: (i) to acquire not less than all of the outstanding Common Shares or all or substantially all of the assets of the Company and the Company Subsidiaries on a consolidated basis, (ii) that did not result from a breach of Article 5, (iii) that complies with Securities Laws and did not result from a breach of any agreement between the Person making such Acquisition Proposal and the Company; (iv) that is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal; (v) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (vi) that is not subject to any due diligence and/or access condition; and (vii) that the Board determines, in its good faith judgement after receiving the advice of its financial advisor and outside legal counsel, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction that is more favourable, from a financial point of view, to Common Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)) .

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.4(1)(b) .

“Supporting Shareholders” means the directors and senior officers of the Company listed in Schedule E.

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp.).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all applicable taxes, duties, excises, premiums, assessments, imposts, levies of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all applicable interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any applicable liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any applicable liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Terminating Party” has the meaning ascribed thereto in Section 4.9(3) .

“Termination Fee” means $7.5 million.

“Termination Fee Event” has the meaning ascribed thereto in Section 8.2(2) .

“Termination Notice” has the meaning ascribed thereto in Section 4.9(3) .

“Transferred Information” has the meaning ascribed thereto in Section 4.7(1) .

“TSX” means the Toronto Stock Exchange and any successor thereto.

“USA Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

“U.S. Exchange Act” means the Securities Exchange Act of 1934 of the United States.

“U.S. Securities Act” means the Securities Act of 1933 of the United States.

“Voting Agreements” means the voting agreements dated the date hereof and made between the Purchaser, on the one hand, and each of the Supporting Shareholders, on the other hand, setting forth the terms and conditions on which the Supporting Shareholders have agreed to vote their Common Shares in favour of the Arrangement Resolution.

“Wilful Breach” means a material breach that is a consequence of any act undertaken by the breaching Party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a material breach of this Agreement.

Section 1.2        Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)

Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)	Currency. All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)

Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(e)	Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement unless otherwise defined therein.

(f)

Knowledge. Where any representation, warranty, or other provision of this Agreement is expressly qualified, activated, or otherwise limited by or involving the knowledge of the Company, it is deemed to refer to the actual knowledge of the Company’s Chief Executive Officer, Chief Financial Officer, VP & Head of European Operations, VP, Regulatory and Quality Affairs, and VP, Business Development, each in their capacity of officers or employees of the Company and not in their personal capacity or any other capacity, and is deemed to include the knowledge that each would have if reasonable and diligent inquiries had been made. Where any representation, warranty, or other provision of this Agreement is expressly qualified, activated, or otherwise limited by or involving the knowledge of the Purchaser, it is deemed to refer to the actual knowledge of Peter Stein and Christopher Bath, each in their capacity of officers of the Purchaser and not in their personal capacity or any other capacity, and is deemed to include the knowledge that each would have if reasonable and diligent inquiries had been made.

(g)

Definition of “made available”. The term “made available” means (i) copies of the subject materials were included in the Data Room or in the Company Public Disclosure Record prior to the date of this Agreement, (ii) copies of the subject materials were provided to the Purchaser or its representatives, or (iii) the subject material was listed and described in reasonable detail in the Company Disclosure Letter and copies were provided to the Purchaser by the Company if requested.

(h)

Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

(i)

Statutes. Any reference to a statute refers to such statute, or successor thereto, and all rules, resolutions and regulations made under it, or its successor, respectively, as it or its successor, or they, may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(j)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(k)	Time References. References to time are to local time, Toronto, Ontario.

(l)

Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company, each such provision shall be construed as a covenant by the Company to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(m)	Schedules. The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

ARTICLE 2
THE ARRANGEMENT

Section 2.1        Arrangement

            The Company and the Purchaser agree that the Arrangement will be comprised of substantially the events and transactions, taken in the sequence indicated, as set forth in the Plan of Arrangement and will be implemented in accordance with and subject to the terms and conditions of this Agreement.

Section 2.2        Interim Order

            The Company shall apply in a manner acceptable to the Purchaser, acting reasonably, pursuant to Section 291 of the BCBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(i)	for the classes of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(ii)

that the required level of approval for the Arrangement Resolution shall be: (a) at least two-thirds of the vote cast on the Arrangement Resolution by the Common Shareholders, voting as a single class, present or in person or represented by proxy at the Company Meeting, with each Common Shareholder being entitled to one vote for each Common Share held by such holder and (b) if required, a majority of the votes cast attached to the Common Shares held by Common Shareholders present in person or represented by proxy at the Company Meeting excluding, for this purpose, votes attached to the Common Shares that are required to be excluded pursuant to MI 61-101, and that these shall be the only requisite approvals required by the Common Shareholders;

(iii)

that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(iv)	for the grant of the Dissent Rights to those Common Shareholders who are registered Common Shareholders as contemplated in the Plan of Arrangement;

(v)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(vii)

that the record date for the Common Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) or postponements of the Company Meeting, unless required by Law; and

(viii)	for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed.

Section 2.3        The Company Meeting

            The Company shall:

(a)

convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and Law as soon as reasonably practicable (and in any event before July 14, 2017) and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except as required or permitted under Section 4.9(3) or Section 5.4(5), or as required for quorum purposes (in which case, the Company Meeting, shall be adjourned and not cancelled) or as required by Law or by a Governmental Entity;

(b)

subject to the terms of this Agreement and compliance by the directors and officers of the Company with their fiduciary duties, use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, acting reasonably, using proxy solicitation services firms (at the expense of the Purchaser) and cooperating with any Persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)	provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm, as requested from time to time by the Purchaser;

(d)

fix the record date for notice and voting of the Company Meeting as soon as practicable following the date hereof, in consultation with the Purchaser, and give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting;

(e)

at the reasonable request of the Purchaser from time to time, the Company shall provide the Purchaser with lists (in written and/or electronic form), which lists shall include names, addresses and holdings of (i) the registered Common Shareholders, (ii) all Persons holding Company Options and/or Company PSUs and (iii) non-objecting beneficial Common Shareholders. The Purchaser may from time to time request the Company to require, and the Company shall require, that the registrar and transfer agent for the Common Shares furnish the Purchaser with additional information and other assistance as the Purchaser may reasonably request;

(f)

promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least daily on each of the last five Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(g)

promptly advise the Purchaser of any material communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and/or purported exercise or withdrawal of Dissent Rights by Common Shareholders, and the Company shall not settle or compromise or agree to settle or compromise any such Dissent Rights without the prior written consent of the Purchaser, not to be unreasonably withheld, conditioned or delayed, and the Company shall provide the Purchaser with an opportunity to review and comment on any written communication sent by or on behalf of the Company to any Common Shareholder exercising or purporting to exercise Dissent Rights and provide the Purchaser with a copy of any such written communication; and

(h)

not change the record date for the Common Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law, or as otherwise contemplated under the terms of this Agreement or agreed to in writing by the Parties.

Section 2.4        The Company Circular

(1)

The Company shall, so as to permit the Company Meeting to be held by the date specified in Section 2.3: (i) subject to the Purchaser’s compliance with Section 2.4(4), prepare and complete, in consultation with the Purchaser, the Company Circular, together with any other documents required by Law in connection with the Company Meeting; (ii) reasonably promptly after obtaining the Interim Order, use commercially reasonable efforts to cause the Company Circular and such other documents to be filed and disseminated to each Common Shareholder, holder of Company Options, holder of Company PSUs and other Person as required by the Interim Order and Law; and (iii) to the extent required by Law, as promptly as reasonably practicable, use commercially reasonable efforts to prepare, file and disseminate to the Company Shareholders and other Persons as required by the Interim Order and Law any supplement or amendment to the Company Circular (after the Purchaser has had a reasonable opportunity to review and comment thereon) if the Company shall become aware of any event which requires such action at any time prior to the Company Meeting.

(2)

The Company shall ensure that the Company Circular complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (other than with respect to any information furnished by the Purchaser or their affiliates whether pursuant to Section 2.4(2) or otherwise) and provides the Common Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing but subject to the terms of this Agreement and the compliance by the directors and officers of the Company with their fiduciary duties, the Company Circular must include: (i) a copy of the Fairness Opinions, (ii) the Board Recommendation, and (iii) a statement that each of the Supporting Shareholders has signed a Voting Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, to vote all of such Person’s Common Shares (including any Common Shares issued upon the exercise of any Company Options or settlement of Company PSUs) in favour of the Arrangement Resolution.

(3)

The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its counsel, and agrees that all information relating solely to the Purchaser included in the Company Circular must be in form and content satisfactory to the Purchaser, acting reasonably.

(4)

The Purchaser shall provide on a timely basis all necessary information concerning the Purchaser and its affiliates that is required by Law to be included by the Company in the Company Circular, or other related documents, to the Company in writing, and shall use its best efforts to ensure that such information does not contain any Misrepresentation. The Purchaser shall indemnify and save harmless the Company and its affiliates and its respective Representatives from and against any and all liabilities, claims demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which they may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any Misrepresentation or alleged Misrepresentation in the Company Circular; and

(ii)	any Order made by, or Proceeding brought, conducted or heard by or before, any Securities Authority or other Governmental Entity based upon any Misrepresentation in the Company Circular;

except that the Purchaser shall only be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based solely upon any Misrepresentation contained in information included in the Company Circular provided by the Purchaser in writing for inclusion in the Company Circular.

(5)

The Company and the Purchaser will promptly notify each other if any of them becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to those Persons to whom the Company Circular was sent pursuant to Section 2.4(1) and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5        Final Order

            If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA, as soon as reasonably practicable, but in any event not later than five Business Days after the Arrangement Resolution is approved at the Company Meeting.

Section 2.6        Court Proceedings

            In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order, and the Company will provide the Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, prior to the service and filing of that material, and will accept the reasonable comments of the Purchaser and its legal counsel with respect to any such information required to be supplied by the Purchaser and included in such material and any other matters contained therein. The Company will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to the Purchaser making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably. The Company will also provide legal counsel to the Purchaser on a timely basis with copies of any notice, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order. Subject to applicable Law, the Company will not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.6 or with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that nothing herein shall (i) require the Purchaser to agree or consent to any increase in the Consideration or other modification or amendment to such filed or served materials that expands or increases the obligations of the Purchaser, or diminishes or limits the rights of the Purchaser, set forth in any such filed or served materials or under this Agreement or the Arrangement or (ii) limit the Company’s ability to take any and all steps, including the filing of all manner of documents with any Governmental Entity, to enforce its rights hereunder, including in connection with any dispute involving the Company (and/or the Company Subsidiaries) on the one hand, and the Purchaser (and/or its affiliates) on the other hand . The Company will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Purchaser.

Section 2.7        Treatment of Company Options and Company PSUs

(1)	Subject to the terms of this Agreement, pursuant to the Arrangement:

(a)

each outstanding Company PSU that is outstanding at the Effective Time, whether vested or unvested shall, without any act or formality on the part of the holder thereof, be disposed of and surrendered by the holder thereof, to the Company in exchange for a cash payment (net of any applicable withholdings) equal to (A) the number of Common Shares subject to the Company PSU immediately prior to the Effective Time, multiplied by (B) the Consideration;

(b)

each outstanding Company Option that is outstanding at the Effective Time, whether vested or un-vested shall, without any act or formality on the part of the holder thereof, be disposed of and surrendered by the holder thereof, to the Company in exchange for a cash payment (net of any applicable withholdings) equal to the Consideration multiplied by the number of Common Shares subject to the Company Option less the applicable exercise price, if such amount is greater than zero.

(2)

The Parties acknowledge that no deduction will be claimed by the Company or any Person not dealing at arm’s length with the Company in respect of any payment made to a holder of Company Options in respect of the Company Options pursuant to the Arrangement who is a resident of Canada or who is employed in Canada (all for purposes of the Tax Act), in computing the Company’s, or any Person not dealing at arm’s length with the Company, taxable income under the Tax Act and the Purchaser shall cause the Company to: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of Company Options; and (ii) provide evidence in writing of such election to holders of Company Options, it being understood that holders of Company Options will be entitled to claim any deductions available to such persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of Company Options.

Section 2.8        Effective Date

(1)

The Arrangement shall be effective at the Effective Time on the Effective Date. The completion of the Arrangement shall occur no later than on the third Business Day (or on such other day as the Parties shall agree upon in writing) after the satisfaction or, where not prohibited, the waiver by the applicable Party in whose favour the condition is, of the conditions set forth in Article 6 (excluding the condition in Section 6.3(3) and conditions that, by their terms, cannot be satisfied until the Effective Date) (the “Filing Date”), and subject to the satisfaction or, where not prohibited, the waiver of the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date, the Arrangement Filings shall be filed on (and not prior to) the Filing Date by the Company with the Registrar pursuant to section 292(a) of the BCBCA and the Arrangement shall become effective on the date the Arrangement Filings are so filed. On the Filing Date each of the Parties shall use its reasonable best efforts to, as soon as practicable, satisfy all conditions in Article 6 that by their terms cannot be satisfied until the Effective Date, subject to its rights to waive any such condition in accordance with Article 6.

(2)

From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by Law, including the BCBCA. The Company agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 8.1 to include such other terms determined to be necessary or desirable by the Purchaser, provided that the Plan of Arrangement shall not be amended in any manner which (a) has the effect of reducing the Consideration, (b) which is otherwise prejudicial to the Common Shareholders or other parties to be bound by the Plan of Arrangement or (c) is inconsistent with the provisions of this Agreement or the Interim Order or the Final Order.

(3)

The closing of the Arrangement will take place at the offices of Torys LLP, 79 Wellington St. W., 30th Floor, TD South Tower, Toronto, Ontario M5K 1N2 at 8:00 a.m. on the Effective Date, or at such other time and place as may be agreed to by the Parties.

Section 2.9        Payment of Consideration

            The Purchaser shall, by no later than the Filing Date and in any event prior to the filing by the Company with the Registrar of the Arrangement Filings in accordance with Section 2.8(1), deposit, or shall cause to be deposited, with the Depositary, for the benefit of the holders of the Common Shares, Company Options, and Company PSUs and pursuant to a depositary agreement in customary form, cash in immediately available funds in Canadian dollars in the aggregate amount necessary for the Depositary to pay the Aggregate Consideration as provided in the Plan of Arrangement.

Section 2.10      Withholding Taxes

            The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any holder of Common Shares, Company Options or Company PSUs under the Plan of Arrangement or this Agreement or from any amount otherwise payable or deliverable to the Purchaser (or as otherwise directed by the Purchaser) pursuant to Section 8.2 or Section 8.3 of this Agreement such amounts as the Purchaser, the Company or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to the Plan of Arrangement or this Agreement and shall be treated for all purposes under the Plan of Arrangement or this Agreement as having been paid to the

Person in respect of which such deduction, withholding and remittance was made, provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

Section 2.11      Company Preferred Shares

            The Purchaser agrees to cause the Company to redeem all of the Company Preferred Shares pursuant to and in accordance with Article 28.9(c) of the articles of the Company as soon as practicable on or following the Effective Date.

Section 2.12      Adjustments to Consideration

            If, on or after the date of this Agreement, the Company sets a record date for any distribution on the Common Shares that is prior to the Effective Date then: (i) to the extent that the amount of such dividends or distributions per Common Share does not exceed the Consideration, the Consideration shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Common Share exceeds the Consideration, such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1        Representations and Warranties of the Company

(1)

Except as set forth in the correspondingly numbered paragraph of the Company Disclosure Letter (or any other paragraph of the Company Disclosure Letter to the extent that the relevance of the disclosure set out or the document referenced therein is reasonably apparent), the Company represents and warrants to the Purchaser as set forth in Schedule C and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)

Except for the representations and warranties set forth in this Agreement, neither the Company nor any other Person makes or has made any representation or warranty, express or implied, either written or oral, at law or in equity, on behalf of or in respect of the Company.

(3)	The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time.

Section 3.2        Representations and Warranties of the Purchaser

(1)

The Purchaser represents and warrants to the Company as set forth in Schedule D and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)

Except for the representations and warranties set forth in this Agreement, neither the Purchaser nor any other Person makes or has made any representation or warranty, express or implied, either written or oral, at law or in equity, on behalf of or in respect of the Purchaser.

(3)	The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time.

ARTICLE 4
COVENANTS

Section 4.1        Conduct of Business of the Company

(1)

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except:

	(a)	with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned);

	(b)	as required or permitted by this Agreement;

	(c)	as required by any Contract or Law, including the rules or requirements of the TSX or NASDAQ;

	(d)	as expressly disclosed in Section 4.1(1) of the Company Disclosure Letter; or

	(e)	as expressly contemplated by a Pre-Acquisition Reorganization,

the Company shall, and shall cause each of the Company Subsidiaries to, conduct its business in the Ordinary Course and in accordance with Law, and the Company shall use commercially reasonable efforts to maintain and preserve its and the Company Subsidiaries’ business organization, Company Assets, employees, goodwill and business relationships with customers, suppliers, distributors, licensors, partners and other Persons with which the Company or any Company Subsidiary has business relations and to perform and comply with all of its obligations under the Material Contracts.

(2)

Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, that except in the situations or circumstances contemplated by Section 4.1(1)(a) to (1)(d), neither the Company nor any Company Subsidiary shall, directly or indirectly:

	(a)	amend its articles of incorporation, articles of amalgamation, by-laws or similar organizational documents;

	(b)	split, combine, reclassify or amend the terms of any securities of the Company or of any Company Subsidiary;

(c)

redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary except for (i) the acquisition of shares of capital stock of any wholly-owned Subsidiary of the Company by the Company or by any other wholly-owned Subsidiary of the Company; or (ii) pursuant to the cashless exercise of Company Options or the forfeiture or withholding of Taxes with respect to Company Options or Company PSUs;

(d)

other than (i) pursuant to the exercise of Company Options in accordance with the terms of the Company Option Plan, (ii) the issuance of Common Shares pursuant to the terms of outstanding Company PSUs in accordance with the terms of the PSU Plan, or (iii) the grant of Company Options or Company PSUs in the Ordinary Course consistent with past practice (including in connection with the hiring of new Company Employees), issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any shares of capital stock, securities, any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, of the Company or any Company Subsidiary;

(e)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses if such acquisition would have a cost, on a per transaction or series of related transactions basis, in excess of $2 million and subject to a maximum of $4 million for all such transactions;

(f)	reorganize, amalgamate or merge the Company or any Company Subsidiary (except as permitted by paragraph (e) immediately above or in connection with any Pre-Acquisition Reorganization);

(g)	reduce the stated capital of the shares of the Company or any Company Subsidiary;

(h)

adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any Company Subsidiary (except as permitted by paragraph (e) immediately above or in connection with any Pre-Acquisition Reorganization);

(i)

other than Permitted Liens, sell, pledge, lease, dispose of, surrender, lose the right to use, mortgage, license, encumber or otherwise dispose of or transfer any assets of the Company or of any Company Subsidiary or any interest in any assets of the Company or the Company Subsidiaries having a value greater than $2 million in the aggregate or constituting Intellectual Property that is material to the business of the Company and the Company Subsidiaries taken as a whole, other than accounts receivable, production and inventory sold in the Ordinary Course;

(j)	make any capital expenditure or commitment to do so which individually, or in the aggregate, exceeds $2 million;

(k)

make, rescind or change any material Tax election or designation, settle or compromise any material Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any material agreement with a Governmental Entity with respect to Taxes, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(l)

in the case of the Company and any Company Subsidiary that is resident in Canada for purposes of the Tax Act make any "investment" (within the meaning of subsection 212.3(10) of the Tax Act) in a corporation that is not resident in Canada;

(m)

except in connection with customary internal cash management activities, make, in one transaction or in a series of related transactions, any loans, advances or capital contributions to, or investments in, or assume, guarantee or otherwise become liable with respect to the liabilities of, any Person, other than the Company or any wholly-owned Subsidiary of the Company in an amount on a per transaction or series of related transactions basis in excess of $2 million individually and $4 million in the aggregate;

(n)

prepay any long-term indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, in excess of $2 million other than (i) indebtedness owing by one wholly-owned Company Subsidiary to the Company or another wholly-owned Subsidiary of the Company or of the Company to another wholly-owned Company Subsidiary, (ii) in connection with the refinancing or renegotiation of the terms of indebtedness outstanding on the date hereof in the Ordinary Course (provided such refinanced or renegotiated indebtedness is prepayable at the Effective Time with any additional premium, penalty or other incremental costs (including breakage costs) attributable to such refinancing or renegotiation not to exceed $100,000), (iii) in connection with advances in the Ordinary Course under the Company’s or any Company Subsidiary’s existing credit facilities, (iv) indebtedness entered into in the Ordinary Course or in connection with the Arrangement, (v) in the Ordinary Course enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments, or (vi) with the prior written consent of the Purchaser, not to be unreasonably withheld, conditioned or delayed;

(o)	other than as disclosed in Section 4.1(2)(o) of the Company Disclosure Letter, make any bonus or profit sharing distribution or similar payment of any kind;

(p)	make any material change in the Company’s methods of accounting, except as required by concurrent changes in IFRS;

(q)

except in the Ordinary Course or as disclosed in Section 4.1(2)(q) of the Company Disclosure Letter, grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any Company Employees or increase the benefits under Employee Plans;

(r)

except in the Ordinary Course or as required by Law or as disclosed in Section 4.1(2)(r) of the Company Disclosure Letter, (i) increase any severance, retention, change of control or termination pay to (or amend any existing arrangement with) any member of senior management or any director or officer of the Company or any Company Subsidiary; (ii) increase the benefits payable under any existing severance or termination pay policies with any member of senior management or any director or officer of the Company or any Company Subsidiary; (iii) increase the compensation or benefits payable under any employment agreements with any member of senior management or any director or officer of the Company or any Company Subsidiary; (iv) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any member of senior management or any officer or director of the Company or any Company Subsidiary; or (v) increase compensation, bonus levels or other benefits or perquisites payable to any member of senior management or any director or officer of the Company or any Company Subsidiary;

(s)	except as required by Law or as disclosed in Section 4.1(2)(s) of the Company Disclosure Letter, adopt any new Employee Plan or any material amendment or modification of an existing Employee Plan;

(t)	except as required by Law, enter into any Collective Agreement or other Contract with a labour organization representing any of the Company Employees;

(u)	remove any auditor or director or terminate any senior officer or other senior Company Employee absent removal for cause;

(v)

grant an exclusive license or otherwise transfer any Intellectual Property or exclusive rights in or in respect thereto that is material to the Company and the Company Subsidiaries taken as a whole, other than in the Ordinary Course or to the Company Subsidiaries;

(w)

commence, waive, release, assign, or settle any litigation, proceedings or governmental investigations in excess of an amount of $2 million individually, or $4 million in the aggregate or which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement;

(x)

except in the Ordinary Course, amend or modify in any material respect or terminate or waive any material right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(y)

except as contemplated in Section 4.10 or as would not individually or in the aggregate be material to the Company, amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company or any Company Subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(z)	abandon or fail to diligently pursue any application for any material Authorizations, or take any action, or fail to take any action, that results in the termination of any material Authorizations; or

(aa)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Nothing contained in this Agreement will give the Purchaser directly or indirectly the right to direct or control the Company’s business operations prior to the Effective Date. Nothing in this Agreement, including any of the restrictions set forth herein, will be interpreted in such a way as to place any Party in violation of applicable Law.

Section 4.2        Covenants of the Company Relating to the Arrangement

(1)

The Company shall, and shall cause the Company Subsidiaries to, perform all obligations required or desirable to be performed by the Company or any Company Subsidiary under this Agreement, reasonably cooperate with the Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall, and shall cause the Company Subsidiaries, as applicable, to:

(a)

use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or the Company Subsidiaries with respect to this Agreement or the Arrangement;

(b)

use commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary or advisable to be obtained under the Material Contracts in connection with the Arrangement or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are satisfactory to the Purchaser, acting reasonably but without paying or committing itself or the Purchaser to pay any consideration or incurring any liability or obligation that is not conditioned on consummation of the Arrangement;

(c)

use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and the Company Subsidiaries relating to the Arrangement;

(d)

use commercially reasonable efforts, upon reasonable consultation with the Purchaser, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; provided, that neither the Company nor any of the Company Subsidiaries shall consent to the entry of a judgement or settlement with respect to such proceeding without the prior consent of the Purchaser;

(e)

not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay, or otherwise impede the consummation of the Arrangement or the other transactions contemplated by this Agreement; and

(f)

subject to obtaining an irrevocable and complete release and discharge from all claims and potential claims in respect of the period prior to the Effective Time in favour of each member of the Board and the boards of directors of the Company Subsidiaries and confirmation that insurance coverage is maintained as required by Section 4.10, use commercially reasonable efforts to assist in effecting the resignations of each member of the Board and the board of directors of each of the Company’s Subsidiaries (in each case to the extent requested by Purchaser and in a form satisfactory to the Purchaser), and causing them to be replaced by Persons nominated by Purchaser effective as of the Effective Time.

(2)	The Company shall promptly notify the Purchaser in writing of:

(a)

any Material Adverse Effect or any fact or state of facts, circumstance, change, effect, occurrence or event which could reasonably be expected to have a Material Adverse Effect subject to compliance with applicable competition or anti-trust Laws;

(b)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(c)

any notice or other communication from any material supplier, marketing partner, customer, distributor, licensor or reseller to the effect that such supplier, marketing partner, customer, distributor, licensor or reseller is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Company or any Company Subsidiaries as a result of this Agreement or the Arrangement;

(d)

any notice or other communication from any Governmental Entity in connection with the Agreement (and, subject to Law, the Company shall contemporaneously provide a copy of such written notice or communication to the Purchaser); or

(e)

any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company, the Company Subsidiaries, or the Company Assets.

Section 4.3        Covenants of the Purchaser Relating to the Arrangement

(1)

The Purchaser shall perform all obligations required or desirable to be performed by it under this Agreement, reasonably cooperate with the Company in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser shall:

(a)

use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(b)

use commercially reasonable efforts to cooperate with the Company in its efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are, in the Purchaser’s discretion, acting reasonably, (i) necessary or advisable to be obtained under the Material Contracts in connection with the Arrangement or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are satisfactory to the Purchaser, acting reasonably;

	(c)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;

(d)

use commercially reasonable efforts, upon reasonable consultation with the Company, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement provided that the Purchaser shall not consent to the entry of a judgment or settlement with respect to such proceeding without the prior consent of the Company; and

(e)

not take any action, or fail to take any commercially reasonable action, that is inconsistent with or that would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)

The Purchaser shall promptly notify the Company in writing of any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving the Purchaser that relate to this Agreement or the Arrangement.

Section 4.4        Regulatory Approvals

Notwithstanding any other provision of this Agreement:

(1)

As soon as reasonably practicable after the date hereof, the Purchaser shall make all notifications, filings, applications and submissions with Governmental Entities required or advisable, and shall use its commercially reasonable efforts to obtain and maintain the Regulatory Approvals.

(2)

The Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals including providing or submitting on a timely basis, and as promptly as reasonably practicable, all documentation and information that is required, or in the opinion of the Company or the Purchaser, acting reasonably, advisable in connection with obtaining the Regulatory Approvals and use their reasonable best efforts to ensure that such information does not contain a Misrepresentation; provided, however, that nothing in this provision shall require a Party to provide information that is not in its possession or not otherwise reasonably available to it. For greater certainty, the Parties agree that from the date hereof until the earlier of: (i) the Effective Time; and (ii) this Agreement having been terminated in accordance with its terms, each of them shall use reasonable best efforts to promptly and expeditiously take all steps to permit the Effective Date to occur at the earliest reasonable possible date and in any event prior to the Outside Date and to obtain the Regulatory Approvals as soon as reasonably practicable.

(3)

The Parties shall (i) cooperate with one another, and use commercially reasonable efforts to keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals and shall promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement or this Agreement, (ii) provide timely input into any submissions, applications, notifications, filings or written representations to any Governmental Entity in connection with obtaining the Regulatory Approvals and (iii) respond as promptly as practicable to any requests for information from a Governmental Entity in connection with obtaining a Regulatory Approval. The Company shall not make any submissions, applications, notifications, filings or representations to any Governmental Entity relating to any Regulatory Approval or in respect of the Arrangement or this Agreement without the prior approval of the Purchaser or unless required under Law (provided that, if required under Law, the Company shall use commercially reasonable efforts to give the Purchaser a reasonable opportunity to review and comment on any such submissions, applications, notifications, filings, or representations). Submissions, applications, notifications, filings or written representations to any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party non-redacted versions of drafts and final submissions, applications, notifications, filings or written representations to any Governmental Entity on the basis that the redacted information will not be shared with its clients.

(4)

Each Party shall promptly notify the other Party if it becomes aware that any (i) application, filing, document or other submission for a Regulatory Approval contains a Misrepresentation, or (ii) any Regulatory Approval contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a Misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Parties will cooperate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

(5)

If applicable and commercially reasonable, the Parties shall request that the Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest reasonably possible hearing date for the consideration of the Regulatory Approvals. Related thereto, the Parties, as applicable, shall promptly notify any Governmental Entity that is responsible for issuing a Regulatory Approval that it is prepared to meet, by telephone or in person at the Governmental Entity’s offices, with a view to obtaining the Regulatory Approvals as soon as reasonably practicable.

(6)

If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law or as not satisfying any applicable legal text under a Law necessary to obtain the Regulatory Approvals, the Parties shall use their reasonable best efforts consistent with the terms of this Agreement to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

(7)

The Purchaser shall be responsible for and shall pay any and all filing fees and Taxes payable to a Governmental Entity including by any of the Company or the Company Subsidiaries in connection with any application, notification or filing in respect of any of the Regulatory Approvals.

Section 4.5        Financing

(1)

The Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange and obtain the Financing described in the Financing Documents on the terms and conditions described therein by no later than the Closing and shall not, without the consent of the Company, permit any amendment or modification to be made to, or any waiver of any provision or remedy under the Financing Documents, in each case that, would reasonably be expected to (I) reduce the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount of the Financing) unless from (x) alternative financing to the extent required or permitted pursuant to this Section 4.5, or (y) satisfactory evidence has been provided to the Company that there has been a corresponding increase in equity financing pursuant to adequate binding arrangements enforceable by the Company and/or cash from the Purchaser, (II) prevent the availability of the Financing on Closing or (III) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) materially less likely to occur or (IV) materially impair, delay or prevent the consummation of the transactions contemplated by this Agreement. Without limiting the foregoing, the Purchaser shall use its reasonable best efforts (i) to maintain in effect the Financing Documents until the consummation of the transactions contemplated hereby, and

(ii) to satisfy (or obtain waivers to) on a timely basis all conditions, covenants, terms, representations and warranties in the Financing Documents and any other documents relevant to a financing contemplated in this Section 4.5 to be satisfied on or prior to Closing and to consummate the Financing (or, if applicable, alternative financing contemplated by this Section 4.5) at or prior to the Closing, (iii) enforce its rights under the Financing Documents (and any definitive documentation related thereto) and any other documents relevant to a financing contemplated in this Section 4.5, including to cause the lenders and the other Persons committed to fund the Financing or other financing contemplated in this Section 4.5 to fund the applicable financing at the Closing. The Purchaser will use commercially reasonable efforts to negotiate and enter into definitive credit or loan or other agreements and all other documentation with respect to the Financing (or alternative financings) contemplated in this Section 4.5 as may be necessary for the Purchaser to obtain such funds, on the terms and conditions contemplated by the Financing Documents or on other terms and conditions acceptable to the Purchaser that would not be reasonably expected to result in any of the circumstances described in clauses (I) to (IV) above, as soon as reasonably practicable but in any event prior to the Closing. The Purchaser will deliver to the Company true, correct and complete copies of any executed definitive documents and documentation entered into in connection with the Financing or any alternative financing contemplated by this Section 4.5 promptly when available and drafts thereof from time to time upon the reasonable request of the Company. The Purchaser will keep the Company reasonably informed with respect to all material activity concerning the Financing or any alternative financing contemplated by this Section 4.5 and will give the Company prompt notice of any material change in or with respect to the Financing or alternative financing. Without limiting the generality of the foregoing, the Purchaser shall give the Company prompt (and in any event within two (2) Business Days) notice (w) if any Financing Document or alternative financing commitment referred to in this Section 4.5 will expire or be terminated for any reason, (x) of any event that, without or without notice, lapse of time or both, would individually or in the aggregate, constitute a breach or default by any party to any of the Financing Documents or any definitive agreements referred to in this Section 4.5 or of which the Purchaser becomes aware, (y) if the Purchaser has any reason to believe that it will be unable to satisfy, on a timely basis, any term or condition of any funding referred to in this Section 4.5 to be satisfied by it that would reasonably be expect to impair the ability of the Purchaser to consummate the Financing (or alternative financing, as applicable), or (z) of the receipt of (A) any written notice or (B) other communication, in each case with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any of the Financing Documents or any material provisions of the Financing Documents or a request for amendments or waivers thereto that are or would reasonably be expected to be adverse to the timely completion of the Financing or the transactions contemplated by this Agreement, or (2) intention by any party to the Financing Documents to no longer provide or underwrite the Financing or alternative financing referred to in this Section 4.5 on the terms set forth in the applicable Financing Document, or (3) dispute or disagreement between or among any parties to any of the Financing Documents with respect to the obligation to fund a financing referred to in this Section 4.5 or the amount of such financing to be funded at Closing. Upon the occurrence of any circumstance referred to in clauses (w) to (z) of the immediately preceding sentence which would make any portion of the Financing unavailable, and such portion is reasonably required to fund the consideration pursuant to the Plan of Arrangement and all fees, expenses and other amounts contemplated to be paid by the Purchaser pursuant to this Agreement, the Purchaser shall use its reasonable best efforts to arrange and obtain in replacement thereof, as promptly as practicable following the occurrence of such event, alternative committed financing from alternative sources in an amount sufficient, together with cash held by the Purchaser as demonstrated to the reasonable satisfaction of the Company, to consummate the transactions contemplated by this Agreement, on a basis that is not subject to conditions precedent that are materially less favourable taken as a whole than the terms set forth in the applicable Financing Documents, and otherwise on terms and conditions not materially less favourable. The Purchaser acknowledges and agrees that the Purchaser obtaining financing is not a condition to any of its obligations hereunder, regardless of the reasons why Financing is not obtained or whether such reasons are within or beyond the control of the Purchaser. For the avoidance of doubt, if any financing referred to in this Section 4.5 is not obtained, the Purchaser will continue to be obligated to consummate the Arrangement, subject to and in the terms contemplated by this Agreement. The Purchaser will use reasonable best efforts to enter into hedging arrangements to hedge the Canadian dollars required to fund the consideration pursuant to the Plan of Arrangement and all fees, expenses and other amounts contemplated to be paid by the Purchaser pursuant to this Agreement, as soon as reasonably practicable but in any event prior to the Closing, and shall provide the Company with evidence of such hedging arrangements that is reasonably satisfactory to the Company promptly following such arrangements being entered into. The Purchaser shall not permit Peter Stein and his Related Parties (as defined in the Financing Documents) (taken together) to cease to hold beneficially, directly or indirectly, issued share capital of the Purchaser having the right to cast more than 50% of the votes capable of being cast in a general meeting of the Purchaser or the right to determine the composition of the majority of the board of directors or equivalent body of the Purchaser, at or at any time prior to the Effective Time.

(2)

At the request of the Purchaser, the Company shall use its reasonable best efforts to, and shall cause the Company Subsidiaries to use their reasonable best efforts to, deliver all notices and take all other actions reasonably requested by the Purchaser (including without limitation, assisting with obtaining customary payout and Lien release letters) to facilitate the termination of any commitments under the Existing Credit Agreement, the repayment in full of all obligations then outstanding thereunder (using funds provided by the Purchaser) and assisting with obtaining the release of all Liens in connection therewith on the Effective Date (such termination, repayment and release, the “Credit Agreement Termination”); provided, that in no event shall this Section 4.5 require the Company or any of the Company Subsidiaries to cause such Credit Agreement Termination unless the Closing shall have occurred and Purchaser shall have provided to the Company with all necessary funds payable in connection with the Credit Agreement Termination.

(3)

The Company shall provide, and shall use its reasonable best efforts to cause its Representatives to provide, all reasonable and timely cooperation in connection with the arrangement of the Purchaser’s Financing as may be reasonably requested by the Purchaser, including, if requested by the Purchaser: (a) participating in meetings (including meetings with rating agencies), and due diligence sessions; (b) cooperating with the Purchaser in connection with applications to obtain such consents, approvals or authorizations which may be reasonably necessary or desirable in connection with such Financing; (c) at least three (3) Business Days prior to the Closing providing all customary documentation and other information about the Company and the Company Subsidiaries requested in connection with the Financing and required under applicable “know your customer” and anti-money-laundering rules and regulations; and (d) taking all corporate actions, to be effective at the Effective Time, requested by the Purchaser that are necessary or customary to permit the consummation of such Financing and to permit the proceeds thereof, together with the cash of the Company and the Company Subsidiaries, to be made available to the Purchaser on the Effective Date to consummate the transactions contemplated hereby.

(4)

Notwithstanding Section 4.5(3), the obligations of the Company and its Representatives under such Section 4.5(3) are subject to: (i) any such requests being made on reasonable notice; (ii) none of such requests being reasonably expected to conflict with, or contrary to, in any material respect, any Law or a binding obligation under any Contract; (iii) none of such requests requiring the Company to pay any commitment, consent or other similar fee, or incurring, assuming or being subject to any liability or obligation, or entering into any binding agreement or commitment (other than an agreement or commitment contingent upon the occurrence of the Closing), in each case, in connection with any such Financing prior to the Closing; (iv) none of such requests unduly interfering with the conduct of the business of the Company in the Ordinary Course; or (v) none of the forgoing requiring the directors, officers or employees of the Company to take any action in any capacity other than as a director, officer or employee of the Company.

(5)

The Company on behalf of itself and the Company Subsidiaries hereby consents to the use of their logos in connection with the Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company Subsidiaries, or the reputation or goodwill of the Company or the Company Subsidiaries.

(6)

The Purchaser agrees to indemnify the Company, the Company Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgements and penalties (collectively, “Losses”) suffered or incurred by any of them in connection with a request by the Purchaser made under Section 4.5(2) or Section 4.5(3) (including with respect to any Losses arising out of any information provided by the Company and relating to the Company and the Company Subsidiaries except to the extent arising from any fraud, gross negligence or willful misconduct by the Company). The Purchaser will promptly upon request by the Company from time to time reimburse the Company for all reasonable out- of-pocket costs (including legal fees) incurred by the Company or the Company Subsidiaries and their respective Representatives in connection with any of the foregoing.

Section 4.6        Access to Information; Confidentiality

(1)

From the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, subject to Law and the terms of any existing Contracts, the Company shall, and shall cause the Company Subsidiaries to, make available to the Purchaser and its representatives: (a) all data and information of the Company and the Company Subsidiaries’ senior personnel as the Purchaser may reasonably request (including continuing access to the Data Room) for the purpose of facilitating integration business planning; and (b) reasonable access to during normal business hours to their premises, Company Assets, Material Contracts, auditors and advisors; provided, in each case, that: (i) the Purchaser provides the Company with reasonable notice of any request under this Section 4.6(1); (ii) other than with respect to the Data Room, access to any materials contemplated in this Section 4.6(1) shall be provided during the Company’s normal business hours only; and (iii) the Company’s compliance with any request under this Section 4.6(1) shall not unduly interfere with the conduct of the Company’s business, or any obligation of confidentiality owed by the Company to a third party. Neither the Purchaser nor any of its representatives will contact directors, officers, employees, customers, suppliers or other business partners of the Company or of the Company Subsidiaries in connection with the transactions contemplated by this Agreement except after receiving the prior written consent of the Company.

(2)

Investigations made by or on behalf of the Purchaser, whether under this Section 4.6 or otherwise, will not mitigate, waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(3)

For greater certainty, the Purchaser and its affiliates shall treat, and shall cause their respective representatives to treat, all information furnished to the Purchaser and/or any of their respective affiliates, representatives in connection with the transactions contemplated by this Agreement or pursuant to the terms of this Agreement, in accordance with the terms of the Confidentiality Agreement. The Purchaser acknowledges that the Confidentiality Agreement continues to apply and that any information provided by or on behalf of the Company under this Agreement shall be subject to the terms of the Confidentiality Agreement.

Section 4.7        Privacy Matters

(1)

For the purposes of this section, “Transferred Information” means the personal information as defined in Privacy Law (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents (a “Recipient”) by or on behalf of another Party (a “Disclosing Party”) as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to or following the execution of this Agreement.

(2)

Each Disclosing Party acknowledges and confirms that the disclosure of Transferred Information is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated herein, and that the disclosure of Transferred Information relates solely to the carrying on of the business and the completion of the transactions contemplated herein.

(3)

Each Disclosing Party covenants and agrees to, upon request, use commercially reasonable efforts to advise the Recipient of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by Law, obtained the consent of such individual to such use or disclosure.

(4)

In addition to its other obligations hereunder, Recipient covenants and agrees to: (i) prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions; (ii) after the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (A) the Disclosing Party or Recipient have first notified such individual of such additional purpose, and where required by Law, obtained the consent of such individual to such additional purpose, or (B) such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual; (iii) where required by Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient; (iv) return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and (v) notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Law, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Law.

(5)

Recipient shall at all times keep strictly confidential all Transferred Information provided to it, and shall instruct those employees or advisors responsible for processing such Transferred Information to protect the confidentiality of such information in a manner consistent with the Recipient’s obligations hereunder and according to Law and agrees to employ appropriate technology and procedures to prevent accidental loss or corruption of such Transferred Information, unauthorized input or access to the Transferred Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of the Transferred Information.

(6)

Recipient shall ensure that access to the Transferred Information shall be restricted to those employees or advisors of the respective Recipient who have a bona fide need to access such information in order to complete the transactions contemplated herein.

Section 4.8        Public Communications

            A Party must not issue any news release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld, delayed, or conditioned) and the Company must not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of the Purchaser (which consent shall not be unreasonably withheld, delayed, or conditioned); provided that any Party that, in the opinion of its outside legal counsel, is required to make such disclosure or filing by Law (other than in connection with the Regulatory Approvals contemplated by Section 4.4) shall use its commercially reasonable efforts to give the other Parties prior notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing) before it is made. The Party making such disclosure or filing shall give reasonable consideration to any comments made by the other Parties or their counsel, and if such prior notice and review is not possible, shall give notice to the other Parties promptly following the making of such disclosure or filing. For the avoidance of doubt, none of the foregoing shall prevent the Company or the Company Subsidiaries from making internal announcements to employees and having discussions with securityholders, financial analysts and other stakeholders so long as such announcements and discussions are consistent in all material respects with the most recent public disclosure made by the Company. The Parties consent to this Agreement being filed on SEDAR and EDGAR as soon as practicable after the public announcement of the transaction is contemplated hereby.

Section 4.9        Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)

cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time if such failure to be true or accurate would cause any condition in Section 6.2(1) [Company Representations and Warranties Condition] or Section 6.3(1) [Purchaser Representations and Warranties Condition], as applicable, to not be satisfied; or

(b)

result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement if such failure to comply would cause any condition in Section 6.2(2) [Company Covenants Condition] or Section 6.3(2) [Purchaser Covenants Condition], as applicable, to not be satisfied;

(2)

Notification provided under this Section 4.9 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement. In addition, the failure by any Party to provide a notification pursuant to Section 4.9(1) shall not be considered in determining whether any condition in Section 6.2, Section 6.3(1) or Section 6.3(2) has been satisfied.

(3)

The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) [Company Breach of Representations, Warranties or Covenants] and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i) [Purchaser Breach of Representations, Warranties or Covenants], unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is 10 Business Days following receipt of such Termination Notice by Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice less than 10 Business Days prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of (a) five Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.10      Insurance and Indemnification

(1)

Prior to the Effective Date, the Company shall purchase from an insurance carrier with the same or better credit rating as the Company’s current insurance carriers customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company and the Company Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company and the Company Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that the Purchaser will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of the Company’s and the Company Subsidiaries’ current annual aggregate premium for policies currently maintained by the Company and its Subsidiaries.

(2)

The Purchaser shall honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and the Company Subsidiaries (each, a “Section 4.10 Indemnified Person”), whether such rights are contractual or are contained in the bylaws of the Company or a Company Subsidiary; and all such rights shall survive the completion of the Plan of Arrangement, shall not be amended or rescinded, and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(3)

If the Purchaser, the Company or any Company Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties or assets to any Person, the Purchaser shall ensure that any successor or assign (including, as applicable, any acquirer of substantially all of the properties or assets of the Company or Company Subsidiaries) assumes all of the obligations set forth in this Section 4.10.

(4)

This Section 4.10 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, each Section 4.10 Indemnified Person and his or her heirs, executors, administrators and personal representatives and shall be binding on the Company and the Purchaser and their respective successors and assigns, and for such purpose, the Company hereby confirms that it is acting as agent and trustee on behalf of the Indemnified Persons; provided, however that no approval of any beneficiary of such trust will be required in connection with any amendment or variation of this Section 4.10 prior to the Effective Time.

Section 4.11      Pre-Acquisition Reorganization

(1)

The Company agrees that the Company shall, and shall cause each of the Company Subsidiaries to, use commercially reasonable efforts to (i) take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under Law to effect such reorganizations of the Company’s or any of the Company Subsidiary’s business, operations and assets as the Purchaser may request, acting reasonably, including if requested by the Purchaser following the Final Order, effect the dissolution or winding up of Merus Pharma Inc. or the amalgamation of Merus Pharma Inc. with the Company (each a “Pre-Acquisition Reorganization”) and (ii) co-operate with the Purchaser and its advisors in order to determine the nature of a Pre-Acquisition Reorganization that might be undertaken and the manner in which they might most effectively be undertaken; provided, however, that: (A) the Pre-Acquisition Reorganization is effected immediately prior to or contemporaneously with the Effective Date and does not require the Company to obtain the approval of the Company Securityholders, (B) the Pre-Acquisition Reorganization does not reduce, or impact the form of, the consideration to be received by the Company Securityholders under the Plan of Arrangement, (C) the Pre-Acquisition Reorganization is not prejudicial to the Company, any Company Subsidiary or the Company Securityholders in any material respect, (D) the Pre-Acquisition Reorganization does not require the Company or any of the Company Subsidiaries to contravene (i) any Laws, or (ii) its or their respective organizational documents, (E) the Pre-Acquisition Reorganization does not impair, prevent or delay the consummation of the Arrangement or the ability of the Purchaser to obtain any financing required by it in connection with the transactions contemplated by this Agreement, (F) the Pre-Acquisition Reorganization does not impede, delay or prevent the receipt of any governmental or third party approval or consent or the satisfaction of any other conditions set forth in Article 6, (G) the Pre-Acquisition Reorganization does not result in Taxes being imposed on, or other adverse Tax consequences to, any Company Securityholder or the Company Securityholders generally that are materially greater than the Taxes imposed on or other consequences to the Company Securityholders in connection with the completion of the Arrangement in the absence of such Pre-Acquisition Reorganization, (H) the Pre-Acquisition Reorganization shall not become effective unless the Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favour under Section 6.1 and Section 6.2 and have confirmed in writing that each of them is prepared, and able to promptly and without condition (other than compliance with this Section 4.11) proceed to effect the Arrangement, (I) any such requested cooperation does not require the directors, officers, employees or agents of the Company or the Company Subsidiaries to take any action in any capacity other than as a director, officer or employee of the applicable entity, and (J) the Pre-Acquisition Reorganization does not unreasonably or materially interfere with the operations of the Company or any of the Company Subsidiaries prior to or as at the Effective Time. The Purchaser acknowledges and agrees that any Pre-Acquisition Reorganization shall not be considered in determining whether a representation, warranty or covenant of the Company hereunder has been breached.

(2)

The Purchaser shall provide written notice to the Company of any Pre-Acquisition Reorganization at least 15 Business Days prior to the Effective Date. The Purchaser shall (A) forthwith pay (or if paid by Company, forthwith reimburse the Company for) all reasonable fees, direct or indirect costs, liabilities, fees, damages, penalties, Taxes and expenses, including legal fees and disbursements, incurred by the Company and the Company Subsidiaries in considering, effecting, cooperating, implementing, modifying, termination or otherwise in connection with any Pre-Acquisition Reorganizations (whether proposed or completed), and (B) if the Arrangement is not completed as contemplated herein, indemnify and save harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgements, penalties and Taxes suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (including in connection with considering, effecting, cooperating, implementing, modifying or terminating any such reorganization) or to reverse or unwind any Pre-Acquisition Reorganization. The obligations of the Purchaser hereunder shall survive termination of this Agreement. The obligation of the Purchaser to make the payments, reimbursements and indemnities set out in this Section 4.11 will be in addition to any other payment the Purchaser may be obligated to make hereunder and will survive termination of this Agreement. The completion of a Pre-Acquisition Reorganization shall not be a condition to the consummation of the Arrangement.

ARTICLE 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1        Non-Solicitation

(1)

Except as expressly provided in this Article 5 from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, the Company shall not, directly or indirectly, through any officer, director, employee, shareholder, representative (including any financial or other adviser) or agent of the Company or of any Company Subsidiary (collectively, “Representatives”), or otherwise, and shall not permit any such Representative to:

(a)

solicit, assist, initiate or knowingly take any action with the intent of encouraging or facilitating (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Company Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)

enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser or any Person acting jointly or in concert with the Purchaser) regarding any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal; provided that, for greater certainty, the Company shall be permitted to: (i) communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person; (ii) advise any Person of the restrictions of this Agreement; and (iii) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal;

(c)	make a Change in Recommendation;

(d)

accept, approve, endorse or recommend, or publicly propose to or state an intention to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five (5) Business Days following such disclosure will not be considered to be in violation of this Section 5.1 provided that the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five (5) Business Day period); or

(e)

accept or enter into (other than a confidentiality agreement permitted by and in accordance with Section 5.3) or publicly propose to or state an intention to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal.

(2)

The Company shall, and shall cause the Company Subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith: (a) the Company will immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of the Company or of any Company Subsidiary; and (b) within two (2) Business Days of the date of this Agreement, request (i) the return or destruction of all copies of any confidential information regarding the Company or any Company Subsidiary provided to any Person other than the Purchaser, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any Company Subsidiary, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are complied with in accordance with the terms of such rights.

(3)

The Company shall use commercially reasonable efforts to (a) enforce any confidentiality, standstill or similar agreement or covenant to which the Company or any Company Subsidiary is a party or in favour of the Company or any Company Subsidiary, and (b) other than to permit a Person to make a confidential Acquisition Proposal to the Company and/or the Board and/or the Special Committee, not to release, and to cause its Subsidiaries not to release, any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company, or any of the Company Subsidiaries, under any confidentiality, standstill or similar agreement or covenant to which the Company or any Company Subsidiary is a party or in favour of the Company or any Company Subsidiary, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), it being acknowledged by the Purchaser that the automatic termination or release of any standstill or similar restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(3); provided, however that nothing in this Agreement shall prevent the Company and/or the Board and/or the Special Committee from considering a confidential Acquisition Proposal that is made to the Company and/or the Board and/or the Special Committee from a Person that is restricted from making an Acquisition Proposal and accepting a Superior Proposal that might be made by any such Person.

Section 5.2        Notification of Acquisition Proposals

            If the Company or any Company Subsidiary or, to the knowledge of the Company, any of their respective Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Company Subsidiary in connection with an Acquisition Proposal, the Company shall immediately notify the Purchaser, at first orally within 24 hours, and then within 48 hours in writing of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and shall provide the Purchaser with copies of all written documents or materials received in respect of such proposal, offer or request, from or on behalf of any such Persons. The Company shall keep the Purchaser reasonably informed on a prompt basis of the status of developments and (to the extent permitted by Section 5.3) negotiations with respect to any such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3        Responding to an Acquisition Proposal

(1)

Notwithstanding Section 5.1 or any other agreement between the Parties or between the Company and any other Person, if at any time prior to approval of the Arrangement Resolution in accordance with the Interim Order the Company receives a bona fide written Acquisition Proposal, the Company and its Representatives may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company and the Company Subsidiaries, if and only if:

(a)

the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

	(b)	the Acquisition Proposal did not result from the breach of the Company’s obligations under this Article 5; and

(c)

prior to providing any such copies, access, or disclosure, (i) the Company shall have entered into a confidentiality agreement with such Person containing provisions that are not materially less favourable to the Company than those found in the Confidentiality Agreement in any material respect (for the avoidance of doubt, it being understood and agreed that such confidentiality agreement need not restrict the making of a confidential Acquisition Proposal or consummating a Superior Proposal), and (ii) any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to the Purchaser (by posting such information to the Data Room or otherwise).

Section 5.4        Right to Match

(1)

If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution in accordance with the Interim Order, the Board may make a Change in Recommendation and/or, subject to compliance with Section 8.2(3), enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	the Superior Proposal did not result from the breach of the Company’s obligations under this Article 5 and the Company continues to be in compliance with its obligations under this Article 5;

(b)	the Company has delivered to the Purchaser a copy of any proposed agreement in respect of the Superior Proposal;

(c)

the Company has delivered to the Purchaser written notice of the determination of the Board that the relevant Acquisition Proposal constitutes a Superior Proposal, and of the intention of the Board to make a Change in Recommendation and/or enter into such definitive agreement with respect to such Superior Proposal (the “Superior Proposal Notice”);

(d)

at least five (5) Business Days have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of the proposed definitive agreement for the Superior Proposal from the Company (the “Matching Period”);

(e)

during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(f)

after the Matching Period, the Board (i) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)) and (ii) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure by the Board to make a Change in Recommendation and/or authorize the Company to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(g)	prior to or concurrently with entering into such definitive agreement the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii) and pays the Termination Fee pursuant to Section 8.2(3).

(2)

During the Matching Period, or such longer period as the Company may, in its sole discretion, approve in writing for such purpose: (a) the Board shall review any offer made by the Purchaser under Section 5.4(1)(d) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such offer would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of Common Shares or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a five day Matching Period from the date on which the Purchaser received the Superior Proposal Notice with respect to the new Superior Proposal from the Company.

(4)

At the written request of the Purchaser, the Board shall reaffirm the Board Recommendation by press release if the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser.

(5)

If the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than 3 Business Days before the Company Meeting, the Company shall either proceed with or shall postpone the Company Meeting to a date that is not more than 3 Business Days after the scheduled date of the Company Meeting, as directed by the Purchaser, acting reasonably, but in any event the Company Meeting shall not be postponed to a date which would prevent the Effective Date from occurring on or prior to the Outside Date.

(6)

The Company shall advise the Company Subsidiaries and their respective Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company, the Company Subsidiaries or their respective Representatives is deemed to be a breach of this Article 5 by the Company.

(7)	Nothing contained in this Article 5 shall prohibit the Board from:

(a)

responding through a directors’ circular or otherwise as required by Law to an Acquisition Proposal, provided that the Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of such circular or other disclosure and shall make all reasonable amendments as requested by the Purchaser and its counsel; or

(b)

calling and/or holding a meeting of Common Shareholders requisitioned by Common Shareholders in accordance with the BCBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law.

ARTICLE 6
CONDITIONS

Section 6.1        Mutual Conditions Precedent

            The Purchaser and Company are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Purchaser and the Company:

(1)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted at the Company Meeting in accordance with the Interim Order.

(2)

Interim Order and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	Regulatory Approvals. The Required Regulatory Approval has been obtained.

(4)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

Section 6.2        Additional Conditions Precedent to the Obligations of the Purchaser

            The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)

Representations and Warranties. The representations and warranties of the Company set forth in this Agreement which are qualified by references to materiality or by the expression “Material Adverse Effect” and the representations and warranties of the Company set forth in Sections (2), (3), (6) and the first sentence of Section 1 of Schedule C were true and correct as of the date of this Agreement and are true and correct as of the Effective Time in all respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date and except for de minimis inaccuracies, changes reflecting the exercise, conversion, termination or expiry of any Company Options, Company PSUs, or Company Preferred Shares or reflecting the grant of Company Options or Company PSUs), and all other representations of the Company set forth in this Agreement were true and correct as of the date of this Agreement and are true and correct as of the Effective Time in all material respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); except, in each case, to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for this purpose, any reference to “material”, “Material Adverse Effect”, or other concepts of materiality in such representations and warranties shall be ignored), and the Company has delivered a certificate confirming the same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)

Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Company has delivered a certificate confirming the same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)	Material Adverse Effect. There shall not have occurred a Material Adverse Effect since the date of this Agreement and prior to the Effective Date.

(4)	Dissent Rights. Dissent Rights have not been exercised with respect to more than 15% of the issued and outstanding Common Shares.

Section 6.3        Additional Conditions Precedent to the Obligations of the Company

            The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)

Representations and Warranties. The representations and warranties of the Purchaser set forth in this Agreement which are qualified by references to materiality were true and correct as of the date of this Agreement and are true and correct as of the Effective Time in all respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) and all other representations and warranties of the Purchaser set forth in this Agreement were true and correct as of the date of this Agreement and are true and correct as of the Effective Time in all material respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), and the Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(2)

Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by them on or prior to the Effective Time, and the Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(3)

Payment. The Purchaser shall have deposited or caused to be deposited with the Depositary in escrow the amounts contemplated by Section 2.9 and the Depositary shall have confirmed to the Company receipt of these funds.

Section 6.4        Satisfaction of Conditions

            The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Arrangement Filings are filed by the Company with the Registrar pursuant to section 292(a) of the BCBCA. For greater certainty, and notwithstanding the terms of any escrow agreement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary shall be deemed to be released from escrow when the Arrangement Filings are filed by the Company with the Registrar pursuant to section 292(a) of the BCBCA.

ARTICLE 7
TERM AND TERMINATION

Section 7.1        Term

            This Agreement shall be effective from the date first set forth herein until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2        Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	any of the Company or the Purchaser if:

(i)

the Company Meeting is duly convened and held and the Arrangement Resolution is voted on by Common Shareholders and is not approved by the Common Shareholders at the Company Meeting in accordance with the Interim Order;

(ii)

after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate has complied with its obligations under Section 4.2(1)(d) or Section 4.3(1)(d), as applicable, and provided further that the enactment, making, enforcement or amendment of such Law was not primarily due to the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(iii)

the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)	the Company if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser Representations and Warranties] or Section 6.3(2) [Purchaser Performance of Covenants] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.9(3) (provided that any Wilful Breach shall be deemed to be incapable of being cured) and the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) [Company Representations and Warranties] or Section 6.2(2) [Company Performance of Covenants] not to be satisfied; or

(ii)

prior to approval of the Arrangement Resolution in accordance with the Interim Order, the Board authorizes the Company to enter into a written agreement (other than a confidentiality agreement permitted and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4, provided that the Company is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Termination Fee; or

(d)	the Purchaser if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) [Company Representations and Warranties] or Section 6.2(2) [Company Performance of Covenants] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.9(3) (provided that any Wilful Breach shall be deemed to be incapable of being cured) and the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) [Purchaser Representations and Warranties] or Section 6.3(2) [Purchaser Performance of Covenants] not to be satisfied;

(ii)

prior to approval of the Arrangement Resolution in accordance with the Interim Order (A) the Board or any committee of the Board fails to unanimously recommend or withdraws, amends, modifies or adversely qualifies, or publicly proposes or states an intention to withdraw, amend, modify or adversely qualify, or fails to publicly reaffirm (without qualification) within two (2) Business Days after the written request by Purchaser, the Board Recommendation (it being understood that the Board will have no obligation to make such reaffirmation on more than two (2) separate occasions), (B) the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five (5) Business Days, (together with any of the matters set forth in (A), a “Change in Recommendation”), or (C) or the Company Wilfully Breaches Section 5.1(1); or

(iii)	an event has occurred as a result of which the condition set forth in [Material Adverse Effect] is not capable of being satisfied by the Outside Date.

(2)

Subject to Section 4.9(3), if applicable, the Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3        Effect of Termination/Survival

            If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.10 [Insurance and Indemnification] shall survive for a period of six years following such termination; and (b) in the event of termination under Section 7.2, this Section 7.3, Section 2.3(b) [Proxy Solicitation Expenses], Section 2.4(4) [Purchaser Information Indemnity], Section 4.5(6) [Financing Indemnity/Expenses], Section 4.4(7) [Regulatory Fees], Section 4.6 [Confidentiality], Section 4.11(2) [Pre-Acquisition Reorganization Indemnity/Expenses] and Section 8.2 through to and including Section 8.15 and the provisions of the Confidentiality Agreement (in the case of the Confidentiality Agreement, pursuant to the terms set out therein) shall survive and provided further that, except as provided in Section 8.6 (and subject to the limitations set forth therein), no Party shall be relieved of any liability for any Willful Breach by it of this Agreement.

ARTICLE 8
GENERAL PROVISIONS

Section 8.1        Amendments

            This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Common Shareholders, and any such amendment may, subject to the Interim Order, Final Order and Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions contained in this Agreement.

Section 8.2        Termination Fee

(1)

Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Company shall pay to the Purchaser or as it directs the Termination Fee in accordance with Section 8.2(3).

(2)	For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

	(a)	by the Purchaser, pursuant to Section 7.2(1)(d)(ii) [Change of Recommendation or Wilful Breach of Section 5.1(1)];

	(b)	by the Company, pursuant to Section 7.2(1)(c)(ii) [Superior Proposal]; or

(c)

by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [Arrangement Resolution Not Approved], or by the Purchaser pursuant to Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by Company] as a result of a Wilful Breach, if:

(i)

following the date hereof and prior to the Company Meeting a bona fide Acquisition Proposal involving the Company is publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser or any of its affiliates or any Person acting jointly or in concert with any of the foregoing); and

(ii)

within 12 months following the date of such termination, (A) a definitive agreement is entered into by the Company with respect to any Acquisition Proposal (whether or not the Acquisition Proposal referred to in (i)) and such Acquisition Proposal (whether or not amended) is consummated at any time thereafter or (B) any Acquisition Proposal (whether or not the Acquisition Proposal referred to in (i)) is consummated.

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(3)	If a Termination Fee Event occurs, the Company shall pay the Termination Fee as follows:

	(a)	if the Termination Fee is payable pursuant to Section 8.2(2)(a), the Termination Fee shall be paid within five Business Days following such Termination Fee Event;

	(b)	if the Termination Fee is payable pursuant to Section 8.2(2)(b), the Termination Fee shall be paid prior to or concurrently with the occurrence of such Termination Fee Event; or

	(c)	if the Termination Fee is payable pursuant to Section 8.2(2)(c), the Termination Fee shall be paid concurrently with the consummation of the Acquisition Proposal referred to therein.

Any Termination Fee shall be paid by the Company to the Purchaser (or as the Purchaser may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Purchaser.

Section 8.3        Expenses and Expense Reimbursement

(1)

Except as set forth in Section 2.3(b) [Proxy Solicitation Expenses], Section 2.4(4) [Purchaser Information Indemnity], Section 4.4(7) [Regulatory Fees], Section 4.5(6) [Financing Indemnity/Expenses], and Section 4.11(2) [Pre-Acquisition Reorganization Indemnity/Expenses], all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Company incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)

In addition to the rights of the Purchaser under Section 8.2(1), if this Agreement is terminated by the Purchaser pursuant to Section 7.2(1)(b)(i) [Arrangement Resolution Not Approved] or pursuant to Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by Company] as a result of a Wilful Breach, then the Company shall, within five (5) Business Days of such termination, pay or cause to be paid to the Purchaser (or as the Purchaser may direct by notice in writing) by wire transfer of immediately available funds an expense reimbursement fee for reasonable, documented out-of-pocket third party transaction expenses incurred by the Purchaser in connection with this Agreement, an amount not to exceed $2.5 million, provided that in no event shall the Company be required to pay under Section 8.2(1) and this Section 8.3(2), in the aggregate, an amount in excess of the Termination Fee. For greater certainty, any payment by the Company under this Section 8.3(2) will be credited against a payment under Section 8.2(1).

Section 8.4        Notices

            Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing and sent via email addressed as follows:

(a)	to the Purchaser at:

Norgine BV Hogehilweg 7
1101 CA Amsterdam ZO

Attention: Peter Stein Telephone: +31 20 567 0920 E-mail: pstein@norgine.com with a copy to:

Stikeman Elliott LLP
Attention: Stewart Sutcliffe Telephone: (416) 869-5511 E-mail: ssutcliffe@stikeman.com

(b)	to the Company at:

100 Wellington St. West Suite 2110 Toronto, Ontario M5K 1H1

Attention: Barry Fishman Telephone: (416) 662-5509
E-mail: bfishman@meruslabs.com

with a copy to:

Torys LLP
Attention:        John Emanoilidis
Telephone:       (416) 865-8145
E-mail:               jemanoilidis@torys.com

and will be deemed to have been properly delivered on the next Business Day after such email is sent.

Section 8.5        Time of the Essence

            Time is of the essence in this Agreement.

Section 8.6        Injunctive Relief, Specific Performance and Remedies

(1)

Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy expressly conferred hereby, and the exercise by a Party of any one such remedy will not preclude the exercise of any other such remedy (it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(2)

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, unless this Agreement has been terminated in accordance with its terms, the Parties shall be entitled to injunctive and other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement and to specifically enforce the performance of, or compliance with, the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. Subject to the foregoing, each Party hereby agrees not to raise any objections to the availability of the equitable remedies provided for herein and, except as provided in Section 8.6(4), the Parties further agree that (X) by seeking the remedies provided for in this Section 8.6(2), a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement (including monetary damages), and (Y) nothing set forth in this Section 8.6(2) shall require any Party hereto to institute any Proceeding for (or limit any Party’s right to institute any Proceeding for) specific performance under this Section 8.6(2) prior or as a condition to exercising any termination right under this Agreement (and/or receipt of any amounts due in connection with such termination), nor shall the commencement of any legal action or legal proceeding pursuant to this Section 8.6(2) or anything set forth in this Section 8.6(2) restrict or limit any Party’s right to terminate this Agreement in accordance with the terms hereof, or pursue any other remedies under this Agreement that may be available then or thereafter.

(3)

Each of the Parties acknowledges that the agreements contained in Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that the Termination Fee set out in Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Notwithstanding anything to the contrary in this Agreement, in the event of the termination of this Agreement in accordance with its terms in circumstances that constitute a Termination Fee Event, the payment of the Termination Fee pursuant to Section 8.2(3) shall be the sole and exclusive remedy of the Purchaser and its affiliates (including damages, specific performance and injunctive relief) against the Company, the Company Subsidiaries and any of their respective former, current or future direct or indirect directors, officers, employees, shareholders, affiliates, agents, members, managers, general or limited partners, or any former, current or future direct or indirect directors, officers, employees, shareholders, affiliates, agents, members, managers, general or limited partners or assignees of any of the foregoing (collectively, the “Company Related Parties”) for any loss suffered relating to or arising out of this Agreement or any agreement executed in connection herewith or the transactions contemplated hereby or thereby, including any breach of this Agreement, the termination of this Agreement or the failure of the transactions contemplated by this Agreement to be consummated, and upon payment in full of the Termination Fee pursuant to Section 8.2(3), none of the Company, the Company Subsidiaries or any of their respective Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or any agreement executed in connection therein or the transactions contemplated hereby or thereby or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, that the foregoing shall not limit the right of the Purchaser to seek specific performance of this Agreement pursuant to Section 8.6(2) prior to the termination of this Agreement.

(4)

Notwithstanding anything to the contrary in this Agreement, in no event shall the Purchaser be entitled to seek or obtain any recovery or judgment including damages of any kind against the Company, the Company Subsidiaries or any of their respective Company Related Parties, or any of their respective assets that in aggregate exceed the Termination Fee and provided, further, however, this Section 8.6(4) shall not limit the right of any Party hereto to seek specific performance of this Agreement pursuant to, and subject to the limitations in, Section 8.6(2) prior to the termination of this Agreement; and provided, further, that in no event will the Purchaser be entitled to both (x) the payment of the Termination Fee, as applicable, and (y) the grant of specific performance of this Agreement resulting in the consummation of the Closing as contemplated by this Agreement.

Section 8.7        Third Party Beneficiaries

(1)

Except (i) as provided in Section 2.4(4) [Purchaser Information Indemnity], Section 4.5(6) [Financing Indemnity/Expenses], Section 4.10, Section 4.11(2) [Pre-Acquisition Reorganization Indemnity/Expenses], this Section 8.7 and Section 8.14 which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the “Indemnified Persons”), (ii) the rights of the Company to pursue claims for damages and other relief on behalf of holders of Common Shares, Company Options and Company PSUs for the Purchaser’s breach of the terms of this Agreement and (iii) after the Effective Date, the rights of Common Shareholders to receive the Consideration and the rights of the holders of Company Options and Company PSUs to receive the payments provided for under the Arrangement, the Company and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum; provided however that the rights granted pursuant to clause (ii) of this paragraph shall be enforceable on behalf of the holders of Common Shares, Company Options and Company PSUs only by the Company in its sole and absolute discretion, it being understood and agreed that any all interest in such claims shall attach to the Common Shares, Company Options and Company PSUs and subsequently trade and transfer therewith and, consequently, damages recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to the holders of Common Shares, Company Options and Company PSUs as of any record date determined by the Company, which determination may be made by the Company as of any date or (B) retained by the Company for use and benefit of the Company on behalf of its shareholders in any manner the Company deems fit. To the extent necessary to give effect to clauses (ii) and (iii), the Purchaser agrees that all of its covenants, representations and warranties are in favour of the Company in its own right and as agent and trustee for the holders of Common Shares, Company Options and Company PSUs, but without any fiduciary obligations on the Company in relation thereto.

(2)

Despite the foregoing, the Parties acknowledge to each of the Indemnified Persons their direct rights against the applicable Party under the provisions described in clause (i) of paragraph (1) above, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs, executors, administrators, successors, assigns and his or her legal representatives, and for such purpose, the Company or the Purchaser, as applicable, confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf, provided, however, that no approval of any beneficiary of such trust will be required in connection any amendment or variation of the provisions described in clause (i) of paragraph (1) above prior to the Effective Date.

Section 8.8        Waiver

            No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9        Entire Agreement

            This Agreement (together with the Schedules attached hereto, the Company Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties (including the indicative non-binding offer letter between the Company and the Purchaser dated March 28, 2017 and the letter agreement between the Company and the Purchaser dated April 13, 2017, as amended on April 24, 2017 (the “Non-Sale Letter”). For the avoidance of doubt, the provisions of the Non-Sale Letter requiring the Company to make a payment to the Purchaser in certain circumstances (and all other provisions therein) shall no longer apply from and after the execution of this Agreement). There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement, the Company Disclosure Letter and the Confidentiality Agreement.

Section 8.10      Successors and Assigns

(1)	This Agreement will be binding upon and enure to the benefit of the Company and the Purchaser and their respective successors and permitted assigns.

(2)

Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party; provided that the Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a Subsidiary of the Purchaser, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder.

Section 8.11      Severability

            If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible. Notwithstanding the foregoing, the parties intend that the remedies and limitations set forth in this Agreement (including Section 7.3, Section 8.2, Section 8.3, Section 8.6, Section 8.4, Section 8.7, this Section 8.11 and Section 8.14) shall be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases (i) the liability of any Party or (ii) the obligations hereunder.

Section 8.12      Governing Law

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(2)

Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

(3)

The Purchaser hereby irrevocably designates Stikeman Elliott LLP (in such capacity, the “Process Agent”), 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9, as its designee, appointee and agent to receive, for and on its behalf, service of process in such jurisdiction in any Proceedings with respect to this Agreement or the transactions contemplated hereby, and such service shall be deemed complete upon delivery thereof to the Process Agent; provided that in the case of any such service upon the Process Agent, the Party effecting such service shall also deliver a copy thereof to the Purchaser in the manner provided in Section 8.4. The Purchaser shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that the Purchaser shall at all times have an agent for service of process for the above purposes in the Province of Ontario. In the event of the transfer of all or substantially all of the assets and business of the Process Agent to any other entity by consolidation, merger, sale of assets or otherwise, such other entity shall be substituted hereunder for the Process Agent with the same effect as if named herein in place of Stikeman Elliott LLP. Nothing herein shall affect the right of any Party to serve process in any manner permitted by Law. The Purchaser expressly acknowledges that the waiver as provided in this Section 8.12(3) is intended to be irrevocable under all Laws.

Section 8.13      Rules of Construction

            The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document. The Parties acknowledge and agree that this Agreement shall be deemed to have been drafted by all of them collectively and collaboratively.

Section 8.14      No Liability

            No director or officer of the Purchaser shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Company shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company.

Section 8.15      Counterparts

            This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first set forth herein.

MERUS LABS INTERNATIONAL INC.

By: “Barry Fishman” (CEO)
Authorized Signing Officer

NORGINE B.V.

By: “Peter Stein” (CEO)
Authorized Signing Officer

[Signature Page to the Arrangement Agreement]

SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 288 OF THE BUSINESS CORPORATIONS
ACT (BRITISH COLUMBIA)

FORM OF PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1        Definitions

            In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

“Arrangement” means the arrangement of the Company under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the discretion of the Court in the Final Order (with the consent of the Company and the Purchaser, each acting reasonably);

“Arrangement Agreement” means the Arrangement Agreement dated as of May 11, 2017 between the Purchaser and the Company providing for, among other things, the Arrangement, as the same may be amended, supplemented and/or restated from time to time;

“Arrangement Resolution” means a special resolution of the Company in substantially the form of Schedule B to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia), as amended from time to time;

“business day” means any day, other than a Saturday, a Sunday or a statutory holiday, in the Province of Ontario;

“Cash-Out Consideration” means:

(a)

in respect of a Company Option, the amount by which the Consideration multiplied by the number of Common Shares subject to the Company Option exceeds the exercise price payable under such Company Option by the holder thereof; and

(b)	in respect of a Company PSU, an amount equal to the number of Common Shares subject to the Company PSU immediately prior to the Effective Time, multiplied by the Consideration;

“Common Shareholders” means the holders of the Common Shares;

“Common Shares” means the common shares in the capital of the Company;

“Company” means Merus Labs International Inc., a corporation existing under the BCBCA;

“Company Options” means the options to purchase Common Shares granted by the Company pursuant to the provisions of the Stock Option Plan;

“Company Preferred Shares” means the Series A convertible Preferred Shares in the capital of the Company;

“Company PSU” means the outstanding performance share units issued pursuant to the PSU Plan;

“Consideration” means $1.65 in cash per Common Share;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, amo ng other things, exchanging Common Shares for the Consideration in connection with the Arrangement;

 “Dissent Rights” shall have the meaning ascribed thereto in Section 4.1;

“Dissent Shares” means the Common Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights and is ultimately entitled to be paid fair value;

 “Dissenting Shareholder” means a registered holder of the Common Shares who dissents in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its Common Shares;

“Effective Date” means the date on which the Arrangement becomes effective, as set out in Section 2.8 of the Arrangement Agreement;

“Effective Time” means 12:01 a.m. (Toronto Time) on the Effective Date, or such other time as the parties may agree to in writing before the Effective Date;

“Final Order” means the order of the Court, in form and substance satisfactory to the Purchaser and the Company, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Purchaser and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is satisfactory to the Purchaser and the Company, each acting reasonably) on appeal;

“Former Shareholders” means, at and following the Effective Time, the holders of Common Shares, Company Options and Company PSUs immediately prior to the Effective Time;

“Governmental Entity” means any: (i) multinational, federal, provincial, territory, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means an order of the Court, in form and substance acceptable to the Purchaser and the Company, acting reasonably, containing declarations and directions in respect of the notice to be given and the conduct of the Shareholders’ Meeting with respect to the Arrangement, as such order may be amended by the Court with the consent of the Purchaser and the Company, each acting reasonably;

“Letter of Transmittal” means the letter of transmittal for use by the Common Shareholders with respect to the Arrangement;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Plan of Arrangement”, “hereof”, “herein”, “hereto” and like references mean and refer to this plan of arrangement;

“PSU Plan” means the Company’s 2015 Performance Share Unit Plan, approved by Common Shareholders on March 26, 2015, governing the granting and terms of PSUs;

“Purchaser” means Norgine B.V., a private company with limited liability incorporated under the laws of the Netherlands;

“Registrar” means the person appointed as the registrar of companies under section 400 of the BCBCA;

“Shareholders’ Meeting” means such meeting or meetings of the Common Shareholders, including any adjournment or postponement thereof, that is to be convened to consider, and if deemed advisable approve, the Arrangement Resolution;

“Shares” means the Common Shares and the Company Preferred Shares;

“Stock Option Plan” means the stock option plan of the Company dated December 19, 2011, as amended by the Bard on January 18, 2012, February 25, 2013 and March 13, 2017 and as last approved by the Common Shareholders on March 21, 2017, as such stock option plan may be further amended, restated, approved or otherwise re-approved by the Board or the Common Shareholders, as such may be necessary or desirable for such plan to be compliant with the requirements of the Toronto Stock Exchange;

 “Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

            Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the BCBCA and not defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA, unless the context otherwise requires.

1.2        Interpretation Not Affected By Headings, etc.

            The division of this Plan of Arrangement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

1.3        Article References

            Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or subsection by number or letter or both refer to the Article, Section or subsection respectively, bearing that designation in this Plan of Arrangement.

1.4        Number and Gender

            In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.5        Date for Any Action

            If the date on which any action is required to be taken hereunder by any of the Parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6        Statutory References

            Unless otherwise indicated, references in this Plan of Arrangement to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.7        Currency

            Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1        Arrangement Agreement

            This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement. This Plan of Arrangement shall become effective at, and be binding at and after, the Effective Time on the Purchaser, the Company and all persons who were immediately prior to the Effective Time holders or beneficial owners of the Common Shares, Company Preferred Shares, Company Options and Company PSUs.

ARTICLE 3
ARRANGEMENT

3.1        Arrangement

            Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence at two-minute intervals without any further act or formality:

(a)

notwithstanding any vesting or exercise provisions to which a Company Option or Company PSU might otherwise be subject (whether by contract, the conditions of a grant, applicable Law or the terms of the Stock Option Plan or PSU Plan) each Company Option and Company PSU issued and outstanding at the Effective Time will, without any further action by or on behalf of any holder of such Company Option or Company PSU, be deemed to be fully vested and all of the outstanding Company Option or Company PSU, without any further action on behalf of the holder thereof and without any payment except as provided in this Plan of Arrangement and notwithstanding the terms of the Stock Option Plan or PSU Plan, as the case may be, shall be disposed of and surrendered by the holders thereof to the Company without any act or formality on its or their part in exchange for the Cash-Out Consideration (other than Company Options where the Cash- Out Consideration is nil, such Company Options to be disposed of and surrendered by the holders thereof to the Company without any act or formality on its or their part in exchange for no consideration), and the holder of such Company Option or Company PSU will cease to be the holder of such Company Option or Company PSU, will cease to have any rights as a holder in respect of such Company Option or Company PSU under the Stock Option Plan or PSU Plan, such holder’s name will be removed from the Company’s register of Company Options or Company PSUs, and all agreements, grants and similar instruments relating thereto will be cancelled;

(b)

each Dissent Share held by a Dissenting Shareholder entitled to be paid fair value for its Dissent Shares will be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, charges, encumbrances and any other rights of others, to the Purchaser in consideration for a debt claim against the Purchaser in an amount determined in accordance with Article 4 and thereupon each Dissenting Shareholder will have only the rights set out in Article 4 and each Dissenting Shareholder will cease to be the holder of such Common Shares;

(c)

each outstanding Common Share (other than those Common Shares acquired by the Purchaser from Dissenting Shareholders under Section 3.1(b)), will be transferred to, and acquired by the Purchaser, free and clear of all liens, charges, encumbrances and any other rights of others, in exchange for a cash payment equal to the Consideration and, in respect of each Common Share:

(i)

each former holder of Common Shares will cease to be the holder of such Common Shares so exchanged concurrently with the exchanges referred to in this Section 3.1(c) and such holder’s name will be removed from the register of holders of Common Shares at such time; and

(ii)

the Purchaser will be deemed to be the holder of such Common Shares (free and clear of all liens, charges, encumbrances and any other rights of others) on the Effective Date and will be entered in the Company’s register of holders of Common Shares as the holder thereof;

(d)	the PSU Plan and the Stock Option Plan shall be terminated (and all rights issued thereunder shall expire) and shall be of no further force or effect; and

(e)

the Company issues to the Purchaser Common Shares of the Company in consideration for the cash consideration deposited by the Purchaser with the Depositary, on behalf and at the direction of the Company, pursuant to Section 5.1(b).

3.2	Adjustments to Consideration

(a)

If, on or after the date hereof but prior to the Effective Time, the Company sets a record date for any dividend or other distribution on the Common Shares that is prior to the Effective Time or the Company pays any dividend or other distribution on the Common Shares prior to the Effective Time: (i) to the extent that the amount of such dividends or distributions per Common Share, as applicable, does not exceed the Consideration, the Consideration shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Common Share exceeds the Consideration, such excess amount shall be placed in escrow for the account of Purchaser or another Person designated by Purchaser.

ARTICLE 4
DISSENT PROCEDURES

4.1        Rights of Dissent

            Registered Common Shareholders may exercise rights of dissent with respect to their Common Shares, pursuant to and in the manner set forth in sections 238 and 242 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and this Article 4 (the “Dissent Rights”), provided that the written objection to the Arrangement Resolution contemplated by section 242 of the BCBCA must be received by the Company not later than 5:00 p.m. (Toronto Time) on the business day which is two business days preceding the date of the Shareholders’ Meeting. In addition to any other restrictions set forth in the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Company Options, Company PSUs or Company Preferred Shares (b) Common Shareholders who vote in favor of the Arrangement Resolution.

4.2        Recognition of Dissenting Shareholders

            From and after the Effective Time, in no case shall the Purchaser, the Company or any other Person be required to recognize a Dissenting Shareholder as a holder of Common Shares or as a holder of any securities of any of the Purchaser, the Company or any of their respective subsidiaries and the names of the Dissenting Shareholders shall be deleted from the register of holders of Common Shares. In addition to any other restrictions under the BCBCA on the exercise of Dissent Rights, for greater certainty, holders of Company Preferred Shares, Company Options or Company PSUs shall not be entitled to exercise Dissent Rights.

ARTICLE 5
DELIVERY OF CONSIDERATION

5.1	Delivery of Consideration

(a)

At or prior to the Effective Date, the Purchaser will deposit with the Depositary in accordance with the Arrangement Agreement, cash in an amount sufficient to pay the aggregate Consideration to which the Common Shareholders are entitled to receive in accordance with Article 3 hereof.

(b)

At or prior to the Effective Date, in consideration for the Company agreeing to issue to the Purchaser on the Effective Date at the time and in accordance with Section 3.1(e), Common Shares in the capital of the Company, the Purchaser, on behalf and at the direction of the Company, will deposit with the Depositary cash in an amount sufficient to pay the aggregate cash consideration to which the holders of Company Options or Company PSUs are entitled to receive in accordance with Article 3 hereof.

(c)

Following the deposit with the Depositary of the amounts specified in Sections 5.1(a) and 5.1(b), the Purchaser will be fully and completely discharged from its obligation to pay the Consideration to the former Common Shareholders and the Company shall be fully and completely discharged from its payment obligations to former holders of Company Options and Company PSUs, respectively, and the rights of such holders will be limited to receiving, from the Depositary, the Consideration or the Cash-Out Consideration to which they are entitled in accordance with this plan of arrangement.

(d)

As soon as practicable after the Effective Time, the Depositary shall deliver on behalf of the Company to each holder of Company Options and Company PSUs immediately prior to the Effective Time, as reflected on the books and records of the Company, a cheque (or other form of payment of immediately available funds) for the amount of cash such holder is entitled to receive under the Arrangement, in accordance with Section 3.1.

(e)

Until such time as a Former Shareholder deposits with the Depositary a duly completed Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents and instruments as the Depositary or the Purchaser reasonably requires, the cash payment to which such Former Shareholder is entitled will in each case be delivered or paid to the Depositary to be held in trust for such Former Shareholder for delivery to the Former Shareholder, without interest upon delivery of the Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents, certificates and instruments as the Depositary or the Purchaser reasonably requires.

(f)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Common Shares, other than Common Shares held by a Dissenting Shareholder, if applicable, a completed Letter of Transmittal and such additional documents, certificates and instruments as the Depositary or the Purchaser may reasonably require, the holder of such surrendered certificate or the deliverer of such Letter of Transmittal, as applicable, will be entitled to receive in exchange therefor, and the Depositary will deliver to such Former Shareholder following the Effective Time, a cheque (or other form of payment of immediately available funds) for the cash consideration to which such Former Shareholder is entitled to receive in accordance with Article 3 hereof.

(g)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Common Shares held by a Dissenting Shareholder, a completed Letter of Transmittal and such additional documents, certificates and instruments as the Depositary or the Purchaser may reasonably require, the holder of such surrendered certificate or the deliverer of such Letter of Transmittal, as applicable, such Dissenting Shareholder will have a debt claim against the Purchaser in an amount determined in accordance with Article 4.

(h)

After the Effective Time and until surrender for cancellation as contemplated by Section 5.1(f) and 5.1(g) hereof, each certificate which immediately prior to the Effective Time represented one or more Common Shares will be deemed at all times to represent only the right to receive in exchange therefor a cheque (or other form of payment of immediately available funds) for any cash consideration to which the holder of such certificate is entitled to receive in accordance with Section 5.1(f) hereof, or, in respect of Common Shares formerly held by a Dissenting Shareholder, a debt claim against the Company in an amount determined in accordance with Article 4.

5.2        Lost Certificates

            In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were exchanged pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the cash amount that such Person is entitled to receive pursuant to Section 3.1. When authorizing the delivery of such consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom the consideration is being delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to the Purchaser, the Company and the Depositary in such sum as the Purchaser, the Company and the Depositary may direct or otherwise indemnify the Purchaser, the Company and the Depositary in a manner satisfactory to the Purchaser, the Company and the Depositary against any claim that may be made against the Purchaser, the Company or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3        Withholding Rights

            The Purchaser, the Company and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any Company Securityholder or the Purchaser, as applicable, such amounts as the Purchaser, the Company or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Company Securityholder or the Purchaser (or such Person that the Purchaser may direct payment to), in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.4        Extinction of Rights

            Any certificate which immediately prior to the Effective Time represented outstanding Common Shares that are exchanged pursuant to Section 3.1 and not deposited with all other instruments required by Section 5.1 on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder of the Purchaser. On such date, the cash to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to the Purchaser, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder.

5.5        No Liens

            Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind.

5.6        Paramountcy

            From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Company Options and Company PSUs issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of Common Shares, Company Options or Company PSUs and the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Company Options, or Company PSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

The Purchaser and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must: (i) be set out in writing; (ii) be approved by the Purchaser and the Company; (iii) be filed with the Court and, if made following the Shareholders’ Meeting, approved by the Court; and (iv) be communicated to the Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Shareholders’ Meeting (provided that the Purchaser shall have consented thereto in writing) with or without any other prior notice or communication (except to the extent required by the Court), and if so proposed and accepted by the Persons voting at the Shareholders’ Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Shareholders’ Meeting shall be effective only if: (i) it is consented to in writing by each of the Purchaser and the Company (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by holders of Common Shares, voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Common Shares, Company Options or Company PSUs and such amendments, modifications or supplements to the Plan of Arrangement need not be filed with Court or communicated to the Shareholders.

ARTICLE 7
FURTHER ASSURANCES

7.1        Notwithstanding

            Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out herein.

B - 1

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Merus Labs International Inc. (the “Company”), pursuant to the arrangement agreement (the “Agreement”) between the Company and Norgine B.V. dated May 11, 2017, all as more particularly described and set forth in the management information circular of the Company dated •, 2017 (the “Circular”), accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

2.

The plan of arrangement, as it has been or may be modified or amended in accordance with the Agreement and its terms, involving the Company (the “Plan of Arrangement”), the full text of which is set out in Appendix “•” to the Circular, is hereby authorized, approved and adopted.

3.

The Agreement and related transactions, the actions of the directors of the Company in approving the Arrangement and the actions of the directors and officers of the Company in executing and delivering the Agreement and any modifications, amendments or supplements thereto and causing the performance by the Company of its obligations thereunder and under the Plan of Arrangement are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Common Shareholders (as defined in the Agreement) or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Common Shareholders: (i) to amend, modify or supplement the Agreement or the Plan of Arrangement to the extent permitted by the Agreement; and (ii) subject to the terms of the Agreement, not to proceed with the Arrangement and related transactions.

5.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement and to execute, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Agreement, such determination to be conclusively evidenced by the execution and delivery of such documents.

6.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(1)

Organization and Qualification. The Company and each Company Subsidiary is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The Company has made available to the Purchaser complete and correct copies of the Company’s notice of articles and articles, in each case as amended, and each as so delivered is in full force and effect. The Company and each Company Subsidiary is duly registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, licensing or registration necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted.

(2)

Corporate Authorization. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement (subject to the Company obtaining the approval of the Common Shareholders of the Arrangement Resolution in the manner required by the Interim Order and Law and approval of the Court). The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by the Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than the approval by the Board of the Company Circular, approval by the Common Shareholders in the manner required by the Interim Order and Law and approval by the Court.

(3)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)

Governmental Authorization. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Company or by any Company Subsidiary other than: (i) the Interim Order and any filings required in in order to obtain, and approvals required by, the Interim Order; (ii) the Final Order, and any filings required in order to obtain the Final Order; (iii) the Regulatory Approvals; (iv) filings with the Securities Authorities; and (v) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not individually or in the aggregate, have a Material Adverse Effect.

(5)

Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the Company’s Constating Documents or the organizational documents of any Company Subsidiary;

(b)	assuming compliance with the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of any Law;

(c)

except as disclosed in Section 3.1(5)(c) of the Company Disclosure Letter, allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any material benefit to which the Company or any Company Subsidiary is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Material Contract, lease or other instrument, indenture, deed of trust, mortgage, bond or any Authorization to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound; or

(d)	result in the creation or imposition of any Lien upon any of the material properties or material assets of the Company or any Company Subsidiary;

except, in the case of each of clauses (b) through (d), as would not have, individually or in the aggregate, a Material Adverse Effect.

(6)	Capitalization.

(a)

The authorized capital of the Company consists of an unlimited number of Common Shares, an unlimited number of Company Preferred Shares (10,000 of which are designated as Series A Preferred Shares) (collectively, the “Shares”). As of the close of business on the Business Day prior to the date of this Agreement, there were 117,355,148 Common Shares issued and outstanding and 10,000 Series A Preferred Shares issued and outstanding. All outstanding Shares have been duly authorized and validly issued, are fully paid and non-assessable. All of the Shares issuable under the Company Option Plan, including upon the exercise of Company Options, and the vesting of awards under the PSU Plan have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable Shares and are not and will not be subject to or issued in violation of, any pre-emptive rights. No Shares have been issued and no Company Option or award under the PSU Plan has been granted in violation of any Law or any pre-emptive or similar rights applicable to them.

(b)

As of close of business on the Business Day prior to the date of this Agreement there are 6,598,500 Common Shares issuable upon the exercise of outstanding Company Options and 756,701 Common Shares issuable upon the vesting of outstanding awards under the PSU Plan. The Company Option Plan and the issuance of Common Shares under such plan (including pursuant to all outstanding Company Options and awards under the PSU Plan) have been duly authorized by the Board in compliance with Law and the terms of the Company Option Plan and the PSU Plan. Section 3.1(6) of the Company Disclosure Letter sets forth, in respect of each Company Option outstanding as of the close of business on the Business Day prior to the date of this Agreement: (i) the number of Common Shares issuable upon exercise; (ii) the purchase price payable; (iii) the date of grant; (iv) the date of expiry; (v) the name of the registered holder, identifying whether such holder is not an employee of the Company; and (vi) the extent to which such Company Options are vested and are exercisable, identifying whether such vesting or exercise may be accelerated as a result, either alone or together with another event or occurrence, of the Arrangement. Section 3.1(6) of the Company Disclosure Letter sets forth, as of the close of business on the Business Day prior to the date of this Agreement, the number of outstanding Company PSUs, vesting schedule, vested percentage and expiration dates, as applicable, of such Company PSUs.

(c)

Except for the conversion rights attached to the Series A Preferred Shares and the rights under the Company Option Plan and the PSU Plan, including outstanding Company Options and awards under the PSU Plan, and there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company or any Company Subsidiary to, directly or indirectly, issue or sell any securities of the Company or of any Company Subsidiary, or give any Person a right to subscribe for or acquire, any securities of the Company or of any Company Subsidiary.

(d)

There are no issued, outstanding or authorized: (i) obligations to repurchase, redeem or otherwise acquire any securities of the Company or of any Company Subsidiary, or qualify securities for public distribution, or, other than as contemplated by this Agreement, with respect to the voting or disposition of any securities of the Company or of any Company Subsidiary; or (ii) notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Common Shares on any matter except as required by Law.

(e)	All dividends or distributions on securities of the Company that have been declared or authorized have been paid in full.

(7)

Shareholders’ and Similar Agreements. Except for the Voting Agreements, neither the Company nor any Company Subsidiary is subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Company or of any Company Subsidiary, other than as between the Company and any Company Subsidiary or among Company Subsidiaries, or pursuant to which any Person other than the Company or any Company Subsidiary may have any right or claim in connection with any existing or past equity interest in the Company or in any Company Subsidiary, and as at the date hereof the Company does not have a shareholder rights plan or any similar plan or arrangement that is currently in effect.

(8)

Subsidiaries. Section 3.1(8) of the Company Disclosure Letter lists each Company Subsidiary together with the jurisdiction of incorporation of such Company Subsidiary. The Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares of each Company Subsidiary, free and clear of any Liens (other than Permitted Liens) and not subject to any restrictions in respect of the sale or assignment of such shares; all such shares or other equity interests so owned by the Company have been validly issued and are fully paid and non- assessable, and no such shares have been issued in violation of any pre-emptive or similar rights. Except for the shares or interests owned by the Company in any Company Subsidiary, the Company does not own, beneficially or of record, any equity interests of any kind in any other Person.

(9)	Securities Law Matters.

	(a)	The Company is a “reporting issuer” under Canadian Securities Laws in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Prince Edward Island.

(b)

The Common Shares are listed and posted for trading on the TSX and the NASDAQ and the Company is not in default of any material requirements of any Securities Laws. Except as disclosed in Section 3.1(9) of the Company Disclosure Letter, no delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is, to the knowledge of the Company, pending, in effect, has been threatened, or is expected to be implemented or undertaken, and, to the knowledge of the Company, the Company is not currently subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The Company has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings filed to or furnished with, as applicable, any Securities Authority. There are no outstanding or unresolved comments in comments letters from any Securities Authority with respect to the Company’s Public Disclosure Record and, to the knowledge of the Company, neither the Company nor the Company’s Public Disclosure Record is the subject of an ongoing audit, review, comment or investigation by any Securities Authority.

(c)

The Company Public Disclosure Record, as filed, complied in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation.

(10)

Financial Statements. The Company’s audited consolidated financial statements as at and for the fiscal year ended September 30, 2016 and 2015 (including any of the notes or schedules thereto, the auditor’s report thereon and related management’s discussion and analysis) and the unaudited consolidated interim financial statements as at and for the six months ended March 31, 2017 (including any of the notes or schedules thereto and related management’s discussion and analysis) included in the Company Public Disclosure Record: (i) were prepared in accordance with IFRS; and (ii) present fairly, in all material respects, the financial position of the Company and the Company Subsidiaries as at September 30, 2016 and 2015 and their financial performance and their cash flows for the years then ended in accordance with IFRS (except as may be indicated in the notes to such financial statements). As of the date hereof, the Company does not intend to correct or restate, nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the financial statements of the Company referred to in this Section (10).

(11)	Disclosure Controls and Internal Control over Financial Reporting.

(a)

The Company has established and maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) that is designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings is: (i) reported within the time periods specified in Securities Laws; and (ii) communicated to the Company’s management in a timely fashion.

(b)

The Company has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)

To the knowledge of the Company, there is no material weakness (as such term is defined in NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting.

(12)	Auditors. The auditors of the Company are independent public accountants as required by Laws.

(13)

No Material Undisclosed Liabilities. There are no material liabilities or obligations of the Company or of any Company Subsidiary required to be disclosed in the Company’s financial statements in accordance with IFRS, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the audited consolidated financial statements of the Company as at and for the fiscal year ended September 30, 2016 and 2015 (including any notes or schedules thereto and related management’s discussions and analysis); (ii) disclosed in the condensed consolidated interim financial statements of the Company for the six months ended March 31, 2017 and 2016 (including any notes or schedules thereto and related management’s discussions and analysis); (iii) incurred in the Ordinary Course; (iv) that relate to Taxes (which are the subject of Section (29)); or (v) incurred in connection with this Agreement.

(14)

Absence of Certain Changes or Events. Since October 1, 2015 to the date of this Agreement, other than the transactions contemplated in this Agreement and as disclosed in the Company Public Disclosure Record, the business of the Company and of each Company Subsidiary has been conducted in the Ordinary Course and there has not occurred a Material Adverse Effect.

(15)

Related Party Transactions. Neither the Company nor any Company Subsidiary is indebted to any director, officer, or employee of the Company or any Company Subsidiary (except for amounts due in the Ordinary Course or pursuant to any Law or Contract, such as salaries, bonuses, director's fees or the reimbursement of Ordinary Course expenses). There are no transactions, agreements, arrangements or understandings (other than employment arrangements or other terms of engagement) between the Company or any of the Company Subsidiaries, on the one hand, and any affiliate (including any officer or director, but not including any wholly-owned Subsidiary of the Company) thereof or any shareholder that beneficially owns 5% or more of the Shares, on the other hand.

(16)

Compliance with Laws. The Company, each of the Company Subsidiaries is, and has been since October 1, 2015, in compliance in all material respects with Law. Neither the Company nor any of the Company Subsidiaries has engaged in any conduct that could result in criminal liability or disqualification by a Governmental Entity or is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any material violation or potential material violation of any Law or disqualification by a Governmental Entity.

(17)	Authorizations and Licenses.

(a)

The Company and each Company Subsidiary owns, possesses or has obtained all material Authorizations that are required by Law to be owned, possessed or obtained by it in connection with the operation of the business of the Company and of each Company Subsidiary as presently conducted, or in connection with the ownership, operation or use of the Company Assets.

(b)

The Company or the Company Subsidiaries, as applicable, lawfully hold, own or use, and have complied with, all such Authorizations. Each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course.

(c)

As of the date hereof, no action, investigation or proceeding is, to the knowledge of the Company, pending in respect of or regarding any material Authorization and none of the Company nor any Company Subsidiary has received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

(18)	Material Contracts.

(a)

Section 3.1(18)(a) of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts. True and complete copies of the Material Contracts have been made available to the Purchaser.

(b)

Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or a Company Subsidiary, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).

(c)

The Company and each Company Subsidiary has performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and, to the knowledge of the Company, neither the Company nor any Company Subsidiary is in material breach or default under any Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.

(d)

As of the Business Day prior to the date of this Agreement, neither the Company nor any Company Subsidiary has received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or any of its Subsidiaries, and, to the knowledge of the Company, no such action has been threatened.

(19)

Title to Company Assets. The Company and the Company Subsidiaries have valid, good and marketable title to all material Company Assets which the Company or any Company Subsidiary purports to own, free and clear of all Liens (other than Permitted Liens). The Company and the Company Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all material Company Assets leased to the Company or any Company Subsidiary as used, possessed and controlled by the Company or the Company Subsidiaries, as applicable.

(20)	Leased Real Property.

(a)

Section 3.1(20) of the Company Disclosure Letter contains a true, complete and correct list, as of the date of this Agreement, of all of the existing leases, subleases, licenses or other agreements pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property”) and sets out: (i) the municipal address and applicable unit or premises leased; and (ii) the date of the applicable lease and any amendments to it (such documents, collectively, the “Real Property Lease”).

(b)

The Real Property Lease is valid and subsisting, in full force and effect and the Company and each Company Subsidiary, as the case may be, is entitled to the full benefit and advantage of each Real Property Lease in accordance with its terms.

(c)

The Company and each Company Subsidiary is in good standing under all, and is not in material default under any, and to the knowledge of the Company and each Company Subsidiary there is no existing condition, circumstance or matter which constitutes or which with the passage of time or the giving of notice, would constitute a default in respect of the Real Property Lease or any material Company Assets.

(d)

All leasehold improvements undertaken by the Company or the Company Subsidiaries in respect of the Leased Real Property have been approved by the landlord under the Real Property Lease and, to the knowledge of the Company, do not include any non-standard improvements.

(21)	Regulatory Matters.

(a)

The Company and each Company Subsidiary (i) is, and since October 1, 2015, has been, in compliance in all material respects with all Drug Regulatory Laws and (ii) holds all Regulatory Approvals and Authorizations that are necessary for the conduct of the business as presently conducted, with the product Authorizations set out in Section (21)(a) of the Company Disclosure Letter. Each such Regulatory Approval and Authorization is valid, subsisting and in good standing, the Company and each Company Subsidiary is not in default or breach of any such Regulatory Approval and Authorization and, to the knowledge of the Company, no proceeding is pending or threatened to revoke, cancel, suspend, not renew or limit any such Regulatory Approval or Authorization. The Company and each Company Subsidiary has, in all material respects, fulfilled and performed, and is performing, all of its obligations with respect to the Regulatory Approvals and Authorizations, and no event has occurred which allows, or after notice or lapse of time would allow, revocation, suspension or termination thereof or results in any other impairment of the rights of the holder of any such Regulatory Approvals and Authorizations.

(b)

All products of the Company and the Company Subsidiaries have been developed, tested, manufactured, produced, fabricated, processed, handled, possessed, packaged, labelled, stored, transported, advertised, promoted, marketed, imported, exported, sold or distributed in accordance with applicable Drug Regulatory Laws and all requirements of applicable Governmental Entities in all material respects.

(c)

All reports, applications, documents, claims, permits and notifications required to be filed, maintained or furnished with each relevant Governmental Entity have been duly filed, maintained or furnished by the Company or the Company Subsidiaries, including all adverse event reporting. Without limiting the foregoing, all reports and materials have been duly filed with all Governmental Entities responsible for regulating the pricing of the Company or the Company Subsidiaries products, and to the knowledge of the Company, the Company and the Company Subsidiaries are not under investigation by a Governmental Entity with respect to the sales of products in violation of any pricing restrictions, excessive pricing of products or the provision of unlawful incentives, inducements or rebates.

(d)

Each of the Company and the Company Subsidiaries has not voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, nor is there currently under consideration by the Company, the Company Subsidiaries or any Governmental Entity, any recall, market withdrawal or replacement, field alerts, field corrections, safety alert, warning or other notice of action related to an alleged misbranding, adulteration, lack of safety, efficacy or regulatory compliance of any of the Company or Company Subsidiary’s products or any other form of product retrieval from the marketplace in respect of any such products or any revocation or suspension of a Regulatory Approval or Authorization with respect to such products including, without limitation, the loss or suspension of the listing of any products on federal or provincial formulary.

(e)

As of the date hereof, there are no facts or circumstances relating to the Business, products or Regulatory Authorizations that would reasonably be expected to result in (A) the recall, market withdrawal or replacement of any Product sold or intended to be sold by the Company or the Subsidiaries, (B) a change in the marketing classification or a material change in the labelling of any products, or (C) a termination or suspension of the Regulatory Authorizations for such products.

(f)

No claims related to product liability have been initiated against the Company or the Company Subsidiaries and, to the knowledge of Company, no such claims have been threatened or filed against the Company or the Company Subsidiaries relating to any of their products. There is no judgment, order, injunction, decision or award outstanding against the Company or the Company Subsidiaries relating to any such claim on account of any of the Company’s or the Company Subsidiaries’ products.

(22)	Intellectual Property

(a)

All Intellectual Property that is material to the operation of the business (other than off- the-shelf software licences) (i) is owned by the Company, or (ii) is licensed to the Company pursuant to an agreement that is listed on Section 3.1(18)(a) of the Company Disclosure Letter (the “Company IP”).

(b)

Section 3.1(22) of the Company Disclosure Letter contains a true and complete list of all Intellectual Property that is owned by the Company or the Company Subsidiaries and subject to an application or registration (by name, owner and, where applicable, registration or application number and jurisdiction) (the “Registered IP”). All of the registrations and applications for registration of the Registered IP are valid and subsisting, in good standing and are recorded in the name of the Company or the Company Subsidiaries.

(c)

All Company IP is (i) valid, subsisting and enforceable, and (ii) to the knowledge of the Company, not subject to any outstanding order, judgment or decree adversely affecting the use of or the rights to such Company IP by the Company or the Company Subsidiaries.

(d)

As at the date of this Agreement, neither the Company nor any of the Company Subsidiaries is a party to any Proceedings directed or related to Company IP and no Proceeding directed or related to Intellectual Property is threatened in writing against the Company or the Company Subsidiaries (A) alleging that the Company or the Company Subsidiaries have infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person or (B) challenging or seeking to deny, revoke or limit the rights of the Company or the Company Subsidiaries in any Company IP. To the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company IP.

(e)

The Company and each Company Subsidiary have taken commercially reasonable measures to protect and maintain the secrecy and security of data and non-public information that is owned by the Company or any Company Subsidiary or that any of them (or a third Person on behalf of any of them) collects, stores, uses, maintains or transmits and to prevent unauthorized access to, use of, or disclosure of such data or non- public information by any other Person.

(f)

All patents held by the Company or a Company Subsidiary that relate to a product (including in relation to a use, dosage form or formulation of a product), to the extent that such patents are eligible for listing in accordance with the requirements of the Patent Act and Patented Medicines (Notice of Compliance) Regulations, have been duly and timely submitted to Health Canada for listing on Health Canada’s patent register.

(23)

Litigation. As at the date of this Agreement, except any inquiry, investigation or proceeding solely related to satisfying or obtaining the Regulatory Approvals, there are no material claims, actions, suits, arbitrations, inquiries, investigations or proceedings in effect or ongoing, or to the knowledge of the Company, pending or threatened against the Company or any Company Subsidiary, or affecting any of their respective properties or assets, by or before any Governmental Entity that, if determined adverse to the interests of the Company or the Company Subsidiaries, would have, individually or in the aggregate, a Material Adverse Effect or would be reasonably expected to prevent or materially delay the consummation of the Arrangement or the transactions contemplated hereby, nor, to the knowledge of the Company, are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, suit, arbitration, inquiry, investigation or proceeding. As at the date of this Agreement, there is no bankruptcy, liquidation, winding-up or other similar proceeding pending, in progress or to the knowledge of the Company threatened against or relating to the Company or any Company Subsidiary before any Governmental Entity. As at the date of this Agreement, neither the Company nor any Company Subsidiary, nor any of their respective properties or assets, is subject to any outstanding judgment, order, writ, injunction or decree that would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or that would be reasonably expected to prevent or materially delay the consummation of the Arrangement or the transactions contemplated hereby.

(24)	Environmental Matters.

	(a)	The Company and each Company Subsidiary is in compliance, in all material respects, with all Environmental Laws.

(b)

The Company and the Company Subsidiaries are in possession of, and in compliance with, all Authorizations required by Environmental Laws that are required to own, lease, develop and operate the Company Assets and to conduct their respective businesses, as now conducted, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(c)

Except as would not, individually or in the aggregate, have a Material Adverse Effect: (i) none of the Company nor any Company Subsidiary have Released any Hazardous Substance, and (ii) to the knowledge of the Company, no other Person has Released a Hazardous Substance (in each case except in compliance with Environmental Laws) on, at, in, under or from any of the immovable properties, any real properties, or any lands comprising or connected with the Company Assets.

(d)

To the knowledge of the Company, as at the date of this Agreement, there are no pending or threatened claims against the Company or any Company Subsidiary arising out of any Environmental Laws, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(e)

As at the date of this Agreement, the Company is not aware of, nor has it received: (i) any order or directive which relates to environmental matters that would have a Material Adverse Effect; or (ii) any demand or notice with respect to the material breach of any Environmental Law.

(25)	Employees.

(a)

Section 3.1(25)(a) of the Company Disclosure Letter lists all Company Employees and independent contractors or consultants who are receiving remuneration for work or services provided to the Company or any Company Subsidiary as of the date of this Agreement and his or her position, status (full-time or part-time), whether subject to a written employment agreement, length of service, location, base salary, bonus arrangements, commissions and consulting fees as of April 1, 2017. Except as set out in Section 3.1(25)(a) of the Company Disclosure Letter, no Company Employee is on short term or long-term disability leave, a statutory leave of absence, an unpaid leave of absence or receiving benefits pursuant to applicable workers’ compensation legislation. Written employment contracts of all Company Employees and current independent contractors and consultants have been made available to the Purchaser.

(b)

Section 3.1(25)(b) of the Company Disclosure Letter lists all Company Employees that have any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by Law from the employment of an employee without an agreement as to notice or severance.

	(c)	To the knowledge of the Company, neither the Company nor any Company Subsidiary has received any notice from any Governmental Entity disputing the classification of its independent contractors.

(d)

The Company is in compliance in all material respects, with all terms and conditions of employment and all Law respecting employment, including pay equity, wages, hours of work, overtime, human rights and occupational health and safety, and there are no outstanding claims, complaints, investigations, grievances, arbitrations or orders under any such Laws related to Company Employees or former Company Employees and to the knowledge of the Company there is no basis for such claim.

(e)

All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, sick days with pay, termination and severance pay and benefits under Employee Plans and other similar accruals have either been paid or are accurately reflected in the books and/or records of the Company or of the applicable Company Subsidiary.

(f)

There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any Company Subsidiary has been reassessed in any respect under such legislation since October 1, 2015 and, to the knowledge of the Company, no audit of the Company or any Company Subsidiary is currently being performed pursuant to any applicable workplace safety and insurance legislation. As of the date of this Agreement, there are no claims or, to the knowledge of the Company, potential claims pursuant to any workplace safety and insurance legislation which are reasonably likely to materially adversely affect the accident cost experience in respect of the Company or any Company Subsidiary.

(g)

To the knowledge of the Company, there are no charges pending with respect to the Company or any Company Subsidiary under OHSL. The Company and each Company Subsidiary have complied in all material respects with the terms and conditions of OHSL, as well as any orders issued under OHSL and there are no appeals of any orders under OHSL currently outstanding.

(h)

Except as expressly contemplated in this Agreement, neither the execution and delivery of this Agreement (alone or in connection with additional or subsequent events) or any termination of employment or service in connection therewith will (i) result in any payment, bonus, severance, fee, remuneration, benefit or other compensation to any Company Employee (other than salaries, wages, fees or bonuses paid or payable to Company Employees in the ordinary course of business in accordance with current compensation levels and practices), (ii) result in any forgiveness of indebtedness to any Company Employee, or (iii) increase any payments or benefits otherwise payable or to be provided by the Company or any Company Subsidiary to a Company Employee or under an Employee Plan.

(26)	Collective Agreements.

(a)

Neither the Company nor any Company Subsidiary is a party to, nor is engaged in any labour negotiations with respect to any Collective Agreement, any actual or, to the knowledge of the Company, threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former Company Employee. Neither the Company nor any Company Subsidiary is currently subject to any union organization effort, nor to the knowledge of the Company is a union organizing effort involving any Company Employees threatened or pending. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any aspect of the Company Employees by way of certification, interim certification, voluntary recognition, or succession rights of any employees.

(b)

To the knowledge of the Company, there is no labour strike, dispute, lock-out work slowdown or stoppage pending or involving or threatened against the Company or any Company Subsidiary, nor has there been any such labour strike, dispute, lock-out, work slowdown or stoppage within the last three (3) years.

(c)

Neither the Company nor any Company Subsidiary has or is engaged in any unfair labour practice nor is the Company aware of any pending or threatened unfair labour practice complaint, grievance or arbitration proceeding against the Company or any Company Subsidiary.

(d)

To the knowledge of the Company, as at the date of this Agreement, no trade union has applied to have the Company or a Subsidiary declared a related successor, or common or related employer pursuant to the applicable labour relations legislation in any jurisdiction in which the Company or any Company Subsidiary carries on business.

(27)	Employee Plans.

(a)

Section 3.1(27)(a) of the Company Disclosure Letter lists all material Employee Plans. The Company has made available to the Purchaser true, correct and complete copies of all such Employee Plans as amended, together with all related documentation.

(b)

Each Employee Plan is and has been established, registered, qualified, funded and administered in accordance with Law and in accordance with its terms. To the knowledge of the Company, no fact or circumstance exists which could adversely affect the registered status of any Employee Plan. To the knowledge of the Company, the Company has not breached any fiduciary obligation with respect to the administration or investment of any Employee Plan.

(c)

All contributions, premiums or taxes required to be made or paid by the Company or any Company Subsidiary, as the case may be, under the terms of each Employee Plan or by Law have been made in a timely fashion.

(d)

No Employee Plan is subject to any investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits) and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Employee Plan required to be registered or qualified.

(e)

No Employee Plan is or is intended to be a “registered pension plan”, a “deferred profit sharing plan”, a “retirement compensation arrangement”, a “registered retirement savings plan”, a “pooled registered pension plan” or a “tax-free savings account” as such terms are defined in the Tax Act.

	(f)	None of the Employee Plans provides post-retirement or post-employment benefits to or in respect of current or former Company Employees.

(28)	Insurance.

(a)

The Company and each Company Subsidiary is insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company and the Company Subsidiaries. To the knowledge of the Company, each such insurance policy currently in effect that insures the physical properties, business, operations and assets of the Company and its Subsidiaries is valid and binding and in full force and effect. To the knowledge of the Company, as at the date of this Agreement, there is no material claim pending under any such insurance policy that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover any material portion of such claims.

(29)	Taxes.

(a)

The Company and each Company Subsidiary has duly and timely filed all material Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(b)

The Company and each Company Subsidiary has paid on a timely basis all Taxes which are due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which adequate reserves have been provided in the most recently published consolidated financial statements of the Company. The Company has provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any Taxes of the Company and each Company Subsidiary for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been incurred or accrued other than in the Ordinary Course.

(c)

No material deficiencies, litigation or proposed adjustments have been asserted with respect to Taxes of the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted against the Company or any Company Subsidiary or any of their respective assets.

(d)

To the knowledge of the Company, no claim has been made by any Government Entity that the Company or any Company Subsidiary is required to file Tax Returns or pay any material Taxes in any jurisdiction where it does not do so.

	(e)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any Company Subsidiary.

(f)

The Company and each Company Subsidiary has withheld, charged or collected all material amounts required to be withheld, charged or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g)

Other than waivers that were filed solely for the purpose of permitting the Company to claim deductions in order to reduce Taxes arising from adjustments to income arising from assessments or reassessments of Tax for prior taxation years and for which the Company has filed objections or appeals in respect of such amendments or reassessments (the “Protective Waivers”), there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from the Company or any Company Subsidiary for any taxable period and no request for any such waiver or extension is currently pending. For greater certainty, no Protective Waiver allows the relevant Governmental Entity to assess or reassess additional Tax in respect of the taxation year to which the Protective Waiver relates.

(h)

Except as disclosed to Purchaser prior to the date hereof, neither the Company nor any Company Subsidiary has ever directly or indirectly transferred any material amount of property to, supplied any material amount of services to, or acquired any material property or services from, a Person with whom it was not dealing at arm's length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services, nor has the Company or any Company Subsidiary been deemed to have done so for purposes of the Tax Act.

(i)

There are no circumstances existing which could result in the application to the Company or any Company Subsidiary of, section 78 or sections 80 to 80.04 of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(30)

Board Approval. As of the date of this Agreement, the Board, after consultation with its legal advisors and the Financial Advisors, has: (i) determined that the Arrangement is fair to Common Shareholders and that the Arrangement is in the best interests of the Company; (ii) resolved to recommend that the Common Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede, such determinations, resolutions or authorizations.

(31)	Opinion of Financial Advisors. As at the date hereof, the Board has received the Fairness Opinions.

(32)

No Options, etc. to Purchase Assets. No Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from the Company or any Company Subsidiary of any of the Company Assets, other than Company Assets which are obsolete or inventory to be sold in the Ordinary Course.

(33)

Brokers. Except for the engagement letters between the Company and the Financial Advisor(s) and the fees payable under or in connection with such engagements, no investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Company or any Company Subsidiary or is entitled to any fee, commission or other payment from the Company or any Company Subsidiary in connection with this Agreement or any other transaction contemplated by this Agreement. A true and complete copy of the engagement letters between the Company and the Financial Advisors have been disclosed to the Purchaser and the Company has made true and complete disclosure to the Purchaser of all fees, commissions or other payments that may be incurred pursuant to such engagement or that may otherwise be payable to the Financial Advisors.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(1)

Organization and Qualification. The Purchaser is a corporation duly incorporated and validly existing under the Laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

(2)

Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to complete the transactions contemplated by this Agreement. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by each of them of this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby.

(3)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)

Governmental Authorization. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation by the Purchaser of the Arrangement and the transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser other than: (i) the Interim Order and any filings required in order to obtain, and any approvals required by, the Interim Order; (ii) the Final Order; (iii) the Regulatory Approvals identified in accordance with this Agreement; and (iv) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not be reasonably expected to, individually or in the aggregate, prevent or materially impede the ability of the Purchaser to consummate the Arrangement and the transactions contemplated hereby.

(5)

Non-Contravention. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

	(a)	contravene, conflict with, or result in any violation or breach of the organizational documents of the Purchaser; or

(b)

assuming compliance with the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of any Law except as would not, individually or in the aggregate, materially impede the ability of the Purchaser to consummate the Arrangement and the transactions contemplated hereby.

(6)

Litigation. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Purchaser, threatened, against or involving the Purchaser or any of its affiliates by or before any Governmental Entity nor are the Purchaser or any of its affiliates subject to any outstanding judgment, order, writ, injunction or decree that, either individually or in the aggregate, is reasonably likely to prevent or materially delay the consummation of the of the transactions contemplated by this Agreement.

(7)

Financing. The Purchaser will have at the Effective Time sufficient funds available to satisfy the aggregate consideration payable by the Purchaser pursuant to the Arrangement in accordance with the terms of this Agreement and the Arrangement, and to satisfy all other obligations payable by the Purchaser pursuant to this Agreement and the Arrangement. The Purchaser delivered to the Company a complete and accurate copy of the facilities agreement and intercreditor agreement, and any relevant fee letters (with only the fee and any other economic provisions redacted, none of which would permit the Lenders (as defined below) to reduce the amount or availability of the Financing except as permitted by Section 4.5) from the financial institutions (the “Lenders”) identified therein (the “Financing Documents”) pursuant to which such financial institutions have committed to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein for the purpose of funding the Arrangement and the transactions contemplated by this Agreement (being collectively referred to as the “Financing”). The Financing Documents have not been amended or modified and the Lenders’ respective commitments contained in such letters and agreements have not been withdrawn, terminated, rescinded or reduced (except as permitted by Section 4.5) in any respect by the Purchaser or, to the knowledge of the Purchaser, the Lenders, as applicable. Assuming the Financing is funded pursuant to the Financing Documents, the net proceeds of the Financing, together with cash held by the Purchaser, will, in the aggregate be sufficient to enable the Purchaser to fund the Aggregate Consideration and make all other payments of any fees and expenses required to be paid in connection with the Arrangement and the Financing, and to pay amounts related to refinancing of any outstanding indebtedness of the Company contemplated by the Financing Documents. Assuming accuracy of the representations and warranties of the Company hereunder, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser under the Financing Documents or, to the knowledge of the Purchaser, any other parties thereto, or a failure of any condition to the Financing or otherwise result in any portion of the Financing contemplated thereby to be unavailable on the Effective Date. Assuming satisfaction of the conditions set forth in Section 6.1 and Section 6.2 of the Agreement, the Purchaser has no reason to expect that any of the conditions of the Purchaser to the Financing will fail to timely be satisfied or that the full amount of the Financing will not be available on the Effective Date. There are no conditions precedent related to the funding of the full amount of the Financing, other than as expressly set forth in or contemplated by the Financing Documents. The Purchaser or its affiliates have paid in full any and all commitment fees or other fees required to be paid pursuant to the terms the Financing Documents on or before the date of this Agreement, and will pay in full any such amounts due on or prior to the Effective Time. There are no side letters or other agreements, contracts or arrangements to which the Purchaser is a party which are related to the funding of the full amount of the Financing other than as expressly set forth in or contemplated by the Financing Documents. Notwithstanding anything to the contrary contained herein, each Party agrees that a breach of this representation and warranty will not result in the failure of a condition precedent hereunder, if (notwithstanding such breach) (i) the Purchaser is willing and able to consummate the Arrangement on the Effective Date, and (ii) has funds sufficient to consummate the transactions contemplated hereby at the Effective Time.

(8)	WTO Investor. The Purchaser is a “WTO Investor” as defined by Section 14.1(6) of the Investment Canada Act.

(9)

Finders’ Fees. Other than the Royal Bank of Canada, there is no investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of the Purchaser or any of its affiliates who might be entitled to any fee, commission or other payment in connection with this Agreement from the Company or any of the Company Subsidiaries upon consummation of the transactions contemplated by this Agreement.

(10)

Security Ownership. Neither the Purchaser nor any of its affiliates or any other Person acting jointly or in concert with any of them, beneficially owns or control, or will prior to the Effective Date beneficially own or control, any Common Shares, Company Preferred Shares or any securities that are convertible into or exchangeable or exercisable for such shares.

(11)

Ownership of Purchaser. Peter Stein and his Related Parties (as defined in the Financing Documents) together hold beneficially, directly or indirectly, issued share capital of the Purchaser having the right to cast more than 50% of the votes capable of being cast in a general meeting of the Purchaser or the right to determine the composition of the majority of the board of directors or equivalent body of the Purchaser.

SCHEDULE E

SUPPORTING SHAREHOLDERS

Barry Fishman

David Guebert

Robert Pollock

Michael Cloutier

Theresa Firestone

Timothy Sorensen

Robert Bloch

Michael Bumby